Exhibit 99.1

BROOKFIELD PROPERTIES CORPORATION
RENEWAL ANNUAL INFORMATION FORM

MARCH 15, 2006

BROOKFIELD PROPERTIES CORPORATION
ANNUAL INFORMATION FORM – TABLE OF CONTENTS

Notes Regarding AIF	i
Forward-Looking Statements	i
Corporate Structure	1
Name, Address and Incorporation	1
Intercorporate Relationships	1
History	2
General Development of the Business	3
Year Ended December 31, 2003	3
Year Ended December 31, 2004	4
Year Ended December 31, 2005	4
The O&Y Acquisition	5
Recent Developments	6
Business of Brookfield Properties	7
Overview	7
Commercial Property Operations	7
Commercial Development	8
Residential Development	9
Commercial Property Debt	9
Non-Controlling Interests	11
Primary Markets	12
Service Businesses	14
Employees	14
Company and Real Estate Industry Risks	15
Dividends and Dividend Policy	20
Description of Capital Structure	20
General Description of Capital Structure	20
Ratings	37
Market for Securities	38
Directors and Officers	40
Directors	40
Officers	41
Share Ownership	42
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	42
Legal Proceedings	42
Interest of Management and Others in Material Transactions	42
Auditors, Transfer Agent and Registrars	42
Audit Committee Information	43
Additional Information	44

Appendix A – Subsidiaries
Appendix B – Commercial Properties by Region
Appendix C – Audit Committee Charter

Notes Regarding this AIF
Note Regarding Financial Information
Financial data included in this Annual Information Form (“AIF”) has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$”. This AIF should be read in conjunction with our management’s discussion and analysis and audited consolidated financial statements and appended notes each of which appear in our annual report. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2005.
Brookfield Asset Management Inc.
On November 10, 2005, the shareholders of Brascan Corporation approved a change in the company’s name from Brascan Corporation to Brookfield Asset Management Inc. The company has changed its web site address from www.brascancorp.com to www.brookfield.com. The company’s publicly traded securities continue to trade on the New York and Toronto Stock Exchanges under the stock symbol BAM, which was adopted on September 30, 2005. As used herein “BAM” shall refer to Brookfield Asset Management Inc. and its former name Brascan Corporation.
Stock Split
On February 9, 2005, our board of directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield Properties common share for each two common shares held. Fractional shares were paid in cash at the prevailing market price. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005. All common shares information contained in this AIF has been adjusted to give affect to the stock split.
Forward-Looking Statements
This AIF contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on information currently available to the management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in this Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
 i

CORPORATE STRUCTURE
Name, Address and Incorporation
Brookfield Properties Corporation, (“Brookfield Properties”), was formed under the Canada Business Corporations Act on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. Our articles have been amended from time to time to change our capital structure and to make the following name changes: Carena-Bancorp Holdings Inc. — Le Holding Carena-Bancorp Inc. (November 1978), Carena-Bancorp Inc. (January 1985), Carena Developments Limited (March 1989) and finally to Brookfield Properties Corporation (May 1996). Our articles were restated on September 5, 2002.
Our registered office is P.O. Box 770, Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. We operate head offices at Three World Financial Center in New York and BCE Place in Toronto.
Intercorporate Relationships
Our principal subsidiaries and their respective jurisdictions of formation are set out below. All interests are 100 per cent ownership interests unless otherwise indicated.
We own our assets directly and indirectly through partnerships and equity investments, including:
•	a 100% common share interest in Brookfield Properties Ltd., an Ontario corporation, which primarily owns BCE Place in Toronto and in turn owns a 100% common share interest in Carma Developers LP, an Alberta corporation, which operates our Canadian residential land development business;

•	a 100% equity interest in Brookfield Properties, Inc., a Delaware corporation that in turn owns:
o	100% common share interest in Carma Inc., a Delaware corporation, which operates our U.S. residential land development business

o	a 99.4% interest in Brookfield Financial Properties, L.P., a New York-based Delaware limited partnership which owns large Class A office properties, primarily in Lower and Midtown Manhattan, Boston and Washington, D.C.;

o	a 100% equity interest in Brookfield Commercial Properties Inc., a Minnesota-based Delaware corporation that owns primarily office properties in Denver and Minneapolis;
•	a 89.1% equity interest (representing 54.5% of the voting securities and 100% of the non-voting securities) in BPO Properties Ltd., a Canadian corporation that owns predominantly office properties in Toronto, Ottawa, Calgary, Edmonton and Vancouver.
Our remaining principal subsidiaries are listed in Appendix A hereto. Unless otherwise noted or the context otherwise indicates, references to “Brookfield Properties” and “us” are to Brookfield Properties Corporation and our consolidated subsidiaries.

HISTORY
Brookfield Properties was incorporated in 1923 and has been active in various facets of the real estate business since the 1960’s. In 1990, a strategic decision was made to invest capital into the premier office property business in select, high-growth, supply-constrained markets in North America. This led to the acquisition of 56 million square feet of high-quality office properties and office development sites predominantly in New York, Toronto and Boston. The accumulation of these assets was completed through various corporate and property purchases since 1990, including four major portfolio acquisitions of approximately 10 million square feet each.
In 1990, we acquired 50% of a portfolio of office properties from BCE Inc. containing approximately 10 million square feet in Toronto, Denver and Minneapolis. In 1994, the interest in this portfolio was increased to 100%.
On November 21, 1996, we completed the acquisition of a 46% interest in Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”); formerly World Financial Properties, L.P. World Financial Properties, L.P. owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of the World Financial Center, One Liberty Plaza and 245 Park Avenue in Manhattan, and 53 State Street in Boston. In April 1997, we acquired from an affiliate of the Canadian Imperial Bank of Commerce and Dragon Holdings Limited a further 24% interest in Brookfield Financial Properties for approximately $145 million in cash and the issuance of 2.9 million warrants of Brookfield Properties. Following the acquisition, we owned a 70% interest in Brookfield Financial Properties. In June 1998, we increased our interest in Brookfield Financial Properties to 89% by purchasing from an affiliate of Citicorp Real Estate Inc. a 19% equity interest. The cost of the acquisition was $167 million. As partial consideration for the acquisition, we issued a $50 million 6% unsecured debenture convertible into 3,933,150 of our common shares.
On September 30, 1997, we purchased 14,582,252 common shares of BPO Properties Ltd. (“BPO Properties”, formerly Gentra Inc.) for an aggregate purchase price of $190 million. The purchase price was satisfied by payment of $127 million in cash and 6,916,160 of our common shares. On completion of the transaction, we held approximately 43% of the outstanding common shares of BPO Properties. On September 30, 1997, we also entered into an agreement to purchase $36 million of Series R preferred shares of BPO Properties. On October 15, 1997, the Series R preferred shares were converted into common shares of BPO Properties, increasing our ownership to 45%.
On May 8, 1997, we completed an amalgamation transaction with Brookfield Homes Ltd. (“Brookfield Homes”) in which shareholders of Brookfield Homes received one common share of Brookfield Properties for each 1.5 common shares of Brookfield Homes held. Prior to the amalgamation, public shareholders owned approximately 4% of the total shares outstanding in Brookfield Homes. On the amalgamation, we issued 1,176,653 additional common shares.
In addition to acquisitions of our own shares, we increased our interest in our subsidiaries through capital repurchases undertaken by BPO Properties and Carma Corporation (“Carma”). During 1999, BPO Properties acquired 5.8 million of its own common shares at a price below net asset value for a total of $57 million, thereby increasing our equity interest to 52%. Subsequent to December 31, 1999, an additional 4 million common shares of BPO Properties were repurchased by BPO Properties for a total cost of $40 million, thereby increasing our equity interest in BPO Properties to 59%, 47% on a voting basis. On May 13, 1999, we also purchased 1 million common shares of Carma. This purchase increased our equity interest in Carma to 35,395,499 common shares or approximately 82% of Carma’s issued and outstanding common shares. In June 2000, we acquired, through BPO Properties, a western Canadian office portfolio consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprise a total of 3.5 million square feet of prime office, retail and parking space. The two projects include the flagship Bankers Hall East and West Towers and the Royal Bank Building in downtown Calgary as well as the Royal Centre in downtown Vancouver.
During 2000, we continued the consolidation of our subsidiaries through both normal course issuer bids and tender offers for the shares of Carma and BPO Properties that we did not already own. In September 2000, Carma was privatized through the issuance of 2.85 million common shares and the payment of $1 million in cash. Also in September 2000, the effective ownership of BPO Properties was increased to 85% through the issuance of 7.95 million common shares and the payment of $5 million in cash. We subsequently acquired an additional 2% of BPO Properties through capital repurchases, bringing our equity ownership interest in BPO Properties to 87% (47% on a voting basis).
On October 29, 2002, the board of directors approved the special distribution of our U.S. residential home building business, under the name Brookfield Homes Corporation and commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “BHS” on January 7, 2003.
In November of 2005 we, through BPO Properties, completed the acquisition of O&Y Properties Corporation and the assets and liabilities of O&Y Real Estate Investment Trust, adding approximately 11.6 million square feet to BPO’s office portfolio. The C$2 billion O&Y portfolio acquisition, one of the largest real estate deals in Canadian history, comprised 24 office properties consisting of 27 buildings and one development site in five Canadian cities. BPO provided 25% of the equity, approximately C$200 million, and serves as property and asset manager for a consortium of investors which includes Canada Pension Plan Investment Board (“CPP”) and Arca Investment Inc. (“Arca”). The acquisition is described below under “General Development of the Business – The O&Y Acquisition”.
GENERAL DEVELOPMENT OF THE BUSINESS
The significant events and conditions affecting our business during the last three financial years are summarized below. A number of these events and conditions are discussed in greater detail under the heading “Business of Brookfield Properties”.
Year-ended December 31, 2003
In March 2003, we refinanced One World Financial Center with a $300 million, three-year first mortgage credit facility provided by Deutsche Bank Securities which is recourse to Brookfield Properties. An additional $102 million of financing was obtained by Brookfield Properties upon closing. The previous $402 million mortgage carried an interest rate of 7.51% and a maturity of November 2003. The new floating rate financing is set at LIBOR plus 2%, which translated to an initial coupon of approximately 3.34% based on then current rates.
In April 2003, we sold an interest in the retail and parking condominium at 100 Bloor Street West for $40 million to a foreign real estate investor.
In April 2003, we acquired an additional 574,900 voting common shares of BPO Properties in a private transaction at a cost of C$27.00 per BPO Properties share. The transaction increased our equity interest in BPO Properties from 87% to 89%. A wholly-owned subsidiary of Brookfield Properties acquired these additional shares by issuing C$15.5 million of retractable preferred shares. These shares were retractable until April 25, 2005 for either cash or, at the option of the holder, 711,699 common shares of Brookfield Properties and 94,893 common shares of Brookfield Homes, subject to certain adjustments. Thereafter, we extended an offer to acquire the balance of outstanding common shares of BPO Properties which we did not own. In June 2003, we withdrew our proposal to enter into a “Going Private Transaction” with BPO Properties due to the lack of support from minority shareholders. The retractable preferred shares were subsequently purchased from the holder thereof for C$22,952,781.60.
On June 12, 2003, we issued $110 million Class AAA of Series G Preference shares at a price of $25.00 per share to yield 5.25% per annum. The Series G Preference Shares commenced trading on the Toronto Stock Exchange (“TSX”) on June 12, 2003 under the symbol BPO.PR.U.
On September 4, 2003, we announced that we had agreed to sell a 49% interest in 245 Park Avenue, New York, New York to the New York State Teachers’ Retirement Program for approximately $438 million, including approximately $195 million in cash and the assumption by the purchaser of approximately $243 million in property-level debt. The sale closed on October 3, 2003. We retain a 51% interest in the property and will continue to manage and lease the property.
On October 15, 2003, we issued C$200 million Class AAA of Series H Preference Shares at a price of C$25.00 per share to yield 5.75% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The Series H Preference Shares commenced trading on the TSX on October 15, 2003 under the symbol BPO.PR.H.
On December 23, 2003, we announced the completion of the purchase of 1625 Eye Street, N.W. in Washington, D.C. from the Union Labor Life Insurance Company for $157.5 million.
On December 31, 2003, we issued C$200 million Class AAA of Series I Preference Shares at a price of C$25.00 per share to yield 5.20% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The Series I Preference Shares commenced trading on the TSX on December 31, 2003 under the symbol BPO.PR.I.
In December 2003, we completed the 300 Madison Avenue development at 42nd Street in midtown Manhattan. On January 16, 2004 PricewaterhouseCoopers LLP entered into a sublease for 800,000 square feet of space from CIBC World Markets, which will occupy the balance of the building. The building rises 35 stories in the heart of Midtown Manhattan, one block west of Grand Central Terminal.
During 2003, we acquired a further 0.9% of our New York and Boston assets owned through Brookfield Financial Properties. This brought our interest in Brookfield Financial Properties to approximately 99.4%.
During 2003, we repurchased 7,510,050 of our own common shares at an average price of $14.07 per share under our normal course issuer bid.

Year-ended December 31, 2004
On March 15, 2004, we completed a transaction with Cadwalader, Wickersham & Taft LLP to occupy 460,000 square feet at One World Financial Center in New York. The leasing transaction is one of the largest in Lower Manhattan since September 11, 2001.
On March 24, 2004, we completed the purchase of Edison Place, 701 9th Street, N.W. in Washington, D.C. from Wachovia Development Corporation for $167.1 million, including the assumption of $151.6 million of long-term non-recourse mortgage debt.
On March 31, 2004, we refinanced Republic Plaza in Denver with a $170 million ten-year mortgage at a fixed interest rate of 5.1%, representing a reduction of approximately 400 basis points from the prior fixed-rate mortgage.
On April 30, 2004, we issued C$200 million Class AAA of Series J Preference Shares at a price of C$25.00 per share to yield 5.00% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The Series J Preference Shares commenced trading on the TSX on April 30, 2004 under the symbol BPO.PR.J.
On September 24, 2004, we completed the acquisition of Potomac Tower, a 19-story office tower in Rosslyn, Virginia, located on the Potomac River directly across from Washington, D.C. The building was purchased from Deutsche Immobilien Fonds AG for $106 million. Potomac Tower measures 238,000 rentable square feet and has a 165,000 square foot, eight-level parking garage with three below-grade and five above-grade levels.
On August 12, 2004, we financed 1625 Eye Street in Washington, D.C. with a $130 million ten-year mortgage at a fixed interest rate of 6.0%. The financing is comprised of a two-stage funding, with $74 million funded on the closing date and the remaining amount funded on December 20, 2004.
On September 2, 2004, we acquired a $27 million, seven-year, 11.2% fixed rate mezzanine debt investment for the Bank of America Center, San Francisco’s premiere office property, which comprises the junior-most tier of a $750 million financing for the 1.78 million square foot tower.
On October 22, 2004, we issued C$150 million Class AAA of Series K Preference Shares at a price of C$25.00 per share to yield 5.20% per annum. The Series K Preference Shares commenced trading on the TSX on October 22, 2004 under the symbol BPO.PR.K.
During 2004, we repurchased 2,114,850 of our own common shares at an average price of $20.36 per share under our normal course issuer bid.
Year-ended December 31, 2005
On February 9, 2005, our board of directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield Properties common share for each two common shares held. Fractional shares were paid in cash at the prevailing market price. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.
In March 2005, we refinanced One World Financial Center with a $300 million three-year mortgage at a rate of LIBOR plus 100 basis points, reducing the interest rate by 100 basis points from the prior mortgage.
In March 2005, we increased our corporate credit facility by $200 million to $350 million.
On September 13, 2005, the TSX accepted a notice of our intention to renew our existing normal course issuer bid for a further one year period. The notice provided that we may, during the twelve month period commencing September 15, 2005 and ending September 14, 2006, purchase on the TSX and the NYSE up to 11,604,531 common shares, representing approximately 5% of our issued and outstanding common shares. The price to be paid for the shares will be the market price at the time of purchase. All shares purchased under this bid will be promptly cancelled.
On October 31, 2005, we closed on the acquisition of the remaining 50% interest in the Bay Adelaide development site for approximately $90 million, providing us with full flexibility to realize long-term value in the ownership of the 2.5 million square foot development site which spans two city blocks in the heart of downtown Toronto.
In November 2005, we sold our 50% interest in Colorado State Bank Building in Denver to LBA Realty of California for $22 million as part of our strategy to redeploy equity from this non-core market into existing core and selected new markets.

On December 1, 2005, we refinanced Atrium on Bay in Toronto, for $68 million, $34 million of which relates to our 50% ownership interest in the property, on a floating-rate basis at a rate ranging from 95 to 115 basis points over the one-month CDOR Interbank rate while the asset is repositioned.
During 2005, we repurchased 2.7 million of our own common shares at an average price of $27.50. We have invested $314 million, acquiring 21 million shares at an average price of $14.97 since the inception of our normal course issuer bid in 1999.
We received a $30 million fee from Goldman Sachs in accordance with an agreement signed in December 2005 related to certain rights that we have at Site 26 in Battery Park City, New York, where Goldman Sachs has commenced construction of a 2.1 million square foot headquarters building expected to be fully occupied in 2009. We believe that this development represents significant confidence in lower Manhattan and will have a positive impact on the value of our properties in and around the World Financial Center.
The O&Y Acquisition
On June 1, 2005, we and our Canadian-based subsidiary, BPO Properties Ltd., announced that our bidding consortium, which included BPO Properties, CPP and Arca, entered into definitive agreements to acquire all of the shares of O&Y Properties Corporation (“O&Y Properties”) and 100% of the assets and liabilities of O&Y Real Estate Investment Trust (“O&Y REIT”) for a combined total value of approximately C$2 billion. BPO Properties contracted to provide 25% of the equity of the bidding consortium and serve as property and asset manager for the portfolio.
At the time of the announcement, O&Y Properties was a Canadian commercial real estate company. Its two principal assets were First Canadian Place in Toronto and a 42% ownership interest in O&Y REIT. O&Y REIT owned 23 office properties and O&Y Enterprise, which provides third party management and leasing services to approximately 35 million square feet of properties across Canada. The combined portfolio of the two O&Y companies consisted of 24 high-quality office properties consisting of 27 buildings and one development site totaling 11.6 million square feet in six Canadian markets, principally Toronto, Calgary and Ottawa.
Under the terms of the respective agreements, the consortium agreed to acquire:
▪	100% of the outstanding common shares of O&Y Properties at approximately C$13.00 per share. This represented a 36% premium over the 30-day weighted average trading price of the company prior to the February 15, 2005 announcement of the sale process; and

▪	100% of the assets and liabilities of O&Y REIT, which was to subsequently redeem all of its limited voting units for C$15.50 per unit, an 8% premium over the 30-day weighted average trading price of O&Y REIT prior to February 15, 2005.
The Board of Directors of O&Y Properties and the Board of Trustees of O&Y REIT unanimously agreed to support the bidding consortium’s bid following a competitive bid process initiated in February 2005, and recommended acceptance of the offers to their respective shareholders and unitholders. The offer for O&Y Properties was structured as a plan of arrangement under the Ontario Business Corporations Act. In addition to the usual conditions, including regulatory approval, court approval and other normal third party consents, the transaction was conditional on acceptance of the respective offers by 66 2/3% of O&Y Properties’ shareholders and 66 2/3% of O&Y REIT’s unitholders, together with a majority of the minority of O&Y REIT unitholders. In addition, the transactions were interconditional, requiring both transactions to close at the same time.
The bidding consortium received approval from the shareholders of O&Y Properties Corporation for its acquisition of the shares of O&Y Properties in a July 7, 2005 vote, but did not receive the required level of approval by O&Y REIT minority unit-holders to complete the acquisition of 100% of its assets under the terms of the definitive agreements announced on June 1, 2005. While the O&Y REIT and O&Y Properties transactions were inter-conditional, the bidding consortium had until August 29, 2005 to waive this condition precedent, to pursue another course of action, or not to proceed with the transaction.
On August 26, 2005, the bidding consortium announced that it revised its agreement to acquire the shares of O&Y Properties and entered into a new agreement to acquire the units of O&Y REIT for a combined total value of approximately C$2 billion. Under the terms of the agreements, the bidding consortium agreed to acquire for cash the outstanding common shares of O&Y Properties at C$12.72 (down from C$13.00) per share; and the outstanding units of O&Y REIT for C$16.25 (up from C$15.50) per unit.
As per the original transaction, the acquisition of O&Y Properties was structured as a Plan of Arrangement under the Ontario Business Corporation Act and was conditional on approval of the transaction by 66 2/3% of O&Y Properties’ shareholders voting at a special meeting of shareholders that was held in October 2005. The transaction relating to O&Y REIT proceeded by way of a take-over bid rather than an acquisition of assets and a redemption of units. The offer for O&Y REIT units was conditional on the acceptance by unitholders that held at least 50% of the outstanding units of O&Y REIT, excluding the units held by O&Y Properties. Institutional unitholders holding, in aggregate, 12.6 million units of O&Y REIT, representing 36.4% of the outstanding units of the REIT (exclusive of units held by O&Y Properties), entered into lock-up agreements in support of the transaction.
The bidding consortium received 99.9% approval from the shareholders of O&Y Properties for its acquisition of all of the issued and outstanding shares of O&Y Properties in an October 7, 2005 vote. This transaction closed on October 21, 2005. On November 28, 2005, the bidding consortium received approval from the unitholders of O&Y REIT for completion of the subsequent acquisition transaction of O&Y REIT. Under the transaction, all issued and outstanding voting units of O&Y REIT were redeemed for C$16.25 in cash per unit. Unitholders voted 99.9% in favour of the subsequent acquisition transaction. The transaction closed on November 29, 2005 and the binding consortium acquired all the assets and liabilities of the O&Y REIT. The O&Y REIT units were delisted by the TSX on the same day.
The following is a summary of our investment in the O&Y portfolio:

			Brookfield Properties’	Purchase Price
	Number of	Leasable Area	Owned Interest	Book Value
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)

Toronto, Ontario	6	4,397	1,099	$266
Calgary, Alberta	8	2,608	651	110
Ottawa, Ontario	8	2,935	734	97
Edmonton, Alberta	2	708	177	14
Winnipeg, Manitoba	2	252	63	3
Niagara Falls, Ontario	1	209	52	2

	27	11,109	2,776	$492
Office development site	1	500	125	3

Total commercial and development properties	28	11,609	2,901	$495

Accounts receivable and other assets				14
Intangible assets				56
Accounts payable and other liabilities assumed				(14)
Intangible liabilities				(97)
Future income tax liabilities assumed				(26)
Commercial property debt assumed(1)				(246)

Total purchase price				$182

(1) Includes acquisition financing of $110 million
Recent Developments
We acquired a metropolitan Washington, D.C. asset after the sale of two Denver buildings. We sold the World Trade Center Denver for $116 million in January 2006 after having completed the sale of Colorado State Bank Building for $22 million in November 2005. The acquisition of One Bethesda Center for $69 million closed in January 2006. One Bethesda Center is a 12-story, 168,000 square foot office property located one block from the Washington, D.C. metro station in Bethesda, Maryland.
In February 2006, we launched a fund which will act as our new U.S. acquisition vehicle. Our $300 million committed investment combined with our partners’ committed investments totals $850 million which may be increased to $1.2 billion within a one-year period. The fund has a three-year investment period and a term of ten years. It targets office property acquisitions in the central business districts in our core U.S. markets and on the West Coast.

BUSINESS OF BROOKFIELD
Overview
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the NYSE and TSX under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. At December 31, 2005, the book value of Brookfield Properties’ assets was $9.5 billion.
Commercial Property Operations
Our strategy of owning, pro-actively managing and developing premier properties in supply-constrained, high-growth markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. Our portfolio consists of 66 commercial properties totaling 48 million square feet and 10 development sites totaling over 8 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Our properties are listed in Appendix B hereto. We intend to continue our strategy of concentrating operations within a select number of supply-constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through pro-active leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties and investing in joint venture opportunities with institutional partners who seek to benefit from the depth of our expertise;

•	Monetizing development assets as the economy rebounds and continued supply constraints create opportunities.
The following table summarizes our investment by market:

			Brookfield
			Properties’			Net Book
	Number of	Leasable Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq.Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)	(Millions)

New York, New York	8	12,453	10,738	$3,824	$3,122	$702
Boston, Massachusetts	2	2,163	1,103	325	159	166
Washington, D.C.	3	1,557	1,557	395	357	38
Toronto, Ontario	16	12,278	6,147	1,399	704	695
Calgary, Alberta	15	8,936	3,816	570	409	161
Ottawa, Ontario	8	2,935	734	100	50	50
Denver, Colorado(1)	3	2,605	2,605	344	221	123
Minneapolis, Minnesota	4	3,008	3,008	429	180	249
Other	7	2,095	1,219	119	65	54

	66	48,030	30,927	$7,505	$5,267	$2,238
Office development sites	10	8,100	7,195	224	—	224

Total	76	56,130	38,122	$7,729	$5,267	$2,462

(1)	Includes $75 million of assets and $51 million of liabilities related to discontinued operations
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, CIBC, Government of Canada, Bank of Montreal, JPMorgan Chase, RBC Financial Group, Petro-Canada, Target Corporation and Imperial Oil.
The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

		Year of	000’s	% of
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Credit Rating(3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363	9.1%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2028	2,066	4.3%	A+
Government of Canada	Toronto/Ottawa/Edmonton	2010	2,008	4.2%	AAA
Bank of Montreal/Nesbitt Burns	Toronto/Calgary	2018	1,092	2.3%	AA-
JPMorgan Chase	New York/Denver	2018	1,029	2.1%	A+
RBC Financial Group	Five major markets	2018	981	2.0%	AA-
Petro-Canada	Calgary	2013	871	1.8%	BBB
Target Corporation	Minneapolis	2013	840	1.8%	A+
Imperial Oil	Calgary	2011	633	1.3%	AAA
Talisman Energy	Calgary	2015	527	1.1%	BBB+
CP Rail	Calgary	2014	452	0.9%	BBB
Conoco Phillips	Calgary	2010	445	0.9%	A-

		Year of	000’s	% of
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Credit Rating(3)

American Express	New York	2022	408	0.8%	A+
Fidelity Properties Inc.	New York/Boston	2009	381	0.8%	BBB-
Pepco Holdings Inc.	Washington, D.C.	2028	364	0.8%	BBB+
Enbridge Inc.	Calgary/Edmonton	2016	355	0.7%	A-
Teachers Insurance Annuity Association	Denver	2008	323	0.7%	AAA
Canadian Natural Resources	Calgary	2011	277	0.6%	BBB+
Goldman Sachs	New York	2015	274	0.6%	A+
EnCana Corporation	Calgary	2013	256	0.5%	A-
Lehman Brothers	New York	2010	253	0.5%	AA-
Anadarko Canada Corporation	Calgary	2011	235	0.5%	BBB+
Bank of Nova Scotia	New York	2014	230	0.5%	AA-
Amdocs Canada Inc.	Toronto	2010	220	0.5%	BBB-
Bank of America	Boston	2008	213	0.4%	AA
Marsh Mercer	Toronto	2015	207	0.4%	B
Government and related services	Various	Various	1,285	2.7%	BBB- or higher
Other investment grade	Various	Various	3,479	7.3%	BBB- or higher

			24,067	50.1%
Unrated Cadwalader, Wickersham & Taft LLP	New York	2024	465	1.0%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	1.0%	—
Goodwin Procter LLP	Boston	2016	397	0.8%	—
Wellington Management Co.	Boston	2011	358	0.7%	—
National Association of Securities Dealers	New York	2020	277	0.6%	—
Osler Hoskin & Harcourt LLP	Toronto	2015	254	0.5%	—
CI Investments Inc.	Toronto	2011	212	0.4%	—

Total			26,476	55.1%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poors, Moody’s or Dominion Bond Rating Service
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration and while each market is different, the majority of our leases, when signed; extend between 10 and 20-year terms. As a result of this strategy, approximately 5% of our leases mature annually.
The following list is the breakdown of lease maturities by market with associated in-place rental rates:

				New York/Boston/			Toronto/Calgary/			Denver/Minneapolis/
	Total Portfolio			Washington, D. C.			Ottawa			Other
	000’s		Net Rate	000’s		Net Rate	000’s		Net Rate	000’s		Net Rate
Year of Expiry	Sq. Ft.	%	per Sq. Ft.	Sq. Ft.	%	per Sq. Ft.	Sq. Ft.	%	per Sq. Ft.	Sq. Ft.	%	per Sq. Ft.

Currently available	2,242	5.4		784	5.2		763	4.2		695	11.3
2006	1,463	3.6	$14	382	2.5	$15	772	3.6	$13	309	5.0	$10
2007	1,402	3.4	19	103	0.7	26	959	4.9	17	340	5.5	13
2008	3,427	8.3	17	717	4.8	27	2,110	6.1	13	600	9.7	12
2009	1,868	4.5	16	127	0.8	31	1,282	6.3	14	459	7.4	8
2010	3,457	8.3	25	689	4.6	38	2,254	12.5	21	514	8.3	10
2011	3,097	7.5	25	616	4.1	42	2,228	12.3	18	253	4.1	12
2012	2,378	5.8	20	664	4.4	20	1,370	7.6	19	344	5.6	17
2013 & beyond	28,696	53.2	25	12,091	72.9	33	12,411	42.5	17	4,194	43.1	12

	48,030	100.0	$25	16,173	100.0	$33	24,149	100.0	$17	7,708	100.0	$12

Weighted average market net rent			$25			$33			$20			$14

Commercial Development
We hold interests in over 8 million square feet of high-quality, centrally-located development sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when significant pre-leasing targets with one or more lead tenants have been achieved. As the economy rebounds, continued supply constraints should create opportunities for us to enhance value through the development of these assets.

The following table summarizes our commercial development projects at December 31, 2005:

		Number
	Location	of Sites	Ownership	Sq. Ft.

New York, New York 401 West 31st Street	Ninth Avenue across from Moynihan Train Station	1	100%	2,500,000

Toronto, Ontario Bay Adelaide Centre	Bay and Adelaide Streets	3	100%	2,500,000
BCE Place III	Third phase of BCE Place project	1	65%	800,000

Calgary, Alberta Bankers Court	East and West Parkades adjacent to Bankers Hall	2	50%	500,000

Ottawa, Ontario Place de Ville III	Third phase of Place de Ville project located at 300 Queen Street	1	25%	500,000

Denver, Colorado 425 15th Street	One block from Republic Plaza	1	100%	800,000
Tremont Garage	One block from Republic Plaza	1	100%	500,000

Total		10		8,100,000

Residential Development
Our wholly-owned subsidiaries, Carma Inc., Carma Developers LP and Brookfield Homes (Ontario) Limited, develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. Through these units we also build and sell homes. Operations are currently focused in four markets: Alberta, Ontario, Colorado and Texas. Most of the land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, our development operations continue to benefit from the low interest rate environment and strong demand in the North American housing market.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise. We acquire land only if we believe that it will provide a minimum return on invested capital.
We classify land into two categories, land held for development and land under development. Land held for development includes costs of acquiring land as well as general infrastructure costs to service the land within a community that is not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development which includes all underlying costs that are attributable to the phase of saleable lots, including the underlying land, roads, parks and housing construction costs.
The following table summarizes our residential land development at December 31, 2005:

	Under Development		Held for Development
		Book Value	Estimated	Book Value
	Number of Lots	(Millions)	Number of Lots	(Millions)

Alberta	2,713	$113	24,943	$156
Ontario	497	32	6,983	39
Colorado	729	19	2,931	23
Texas and other	158	2	1,859	7

Total	4,097	$166	36,716	$225

Commercial property debt
Commercial property debt totaled $5.2 billion at December 31, 2005, compared with $4.8 billion at December 31, 2004. The increase during 2005 was due to the acquisition of the O&Y portfolio, the strengthening of the Canadian dollar and additional corporate borrowing, offset by principal amortization. Commercial property debt at December 31, 2005 had an average interest rate of 6.5% and an average term to maturity of nine years. Predominantly all of our commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.

Our financing targets and results for the last three completed financial years are set out in the following table:

	Three year	Annual Results
Objective	average	2005	2004	2003

Maintain debt to total market capitalization of 50% or less	38%	34%	37%	42%
Move toward long-term goal of 95% non-recourse debt	89%	88%	93%	86%
Maintain interest expense coverage of 2.3x or greater	2.5x	2.6x	2.6x	2.3x

In addition, we attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At December 31, 2005, both the average term to maturity of our commercial property debt and our average lease term was nine years.
During 2005, we financed or refinanced $684 million of commercial property debt. The details are as follows:

	Financed / Refinanced
(Millions)	Mortgage	Interest Rate %

Corporate revolver facility	$350	LIBOR + 110bps
One World Financial Center, New York	300	LIBOR + 100bps
Atrium on Bay, Toronto	34	CDOR + (95bps-115bps)

Total	$684

We increased our bank credit facility by $200 million to $350 million at a rate of LIBOR + 110 basis points, a reduction of five basis points from the previous facility. The bank credit facility is in the form of a three-year revolving facility and was drawn in the amount of $274 million as at December 31, 2005 ($20 million at December 31, 2004). We refinanced One World Financial Center with a $300 million, three-year recourse mortgage debt at a rate of LIBOR + 100 basis points. We also refinanced Atrium on Bay in Toronto, for $68 million, $34 million of which relates to our 50% ownership interest in the property, on a floating-rate basis at a rate ranging from 95 to 115 basis points over the one-month CDOR Interbank rate while the asset is repositioned.
As at December 31, 2005, we had approximately $397 million (December 31, 2004 — $216 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates, $172 million of which is included in capital securities and the remainder of the indebtedness balance is included in our commercial property debt. Interest expense related to this indebtedness, including preferred dividends reclassified to interest expense, totaled $9 million in 2005, compared to $6 million in 2004, and was recorded at the exchange amount.
The details of commercial property debt at December 31, 2005 are as follows:

				Brookfield
				Properties’
				Proportionate
		Interest	Maturity	Share
Commercial Property	Location	Rate %	Date	(Millions)	Mortgage Details

Atrium on Bay	Toronto	4.30	2006	$34	Non-recourse, floating rate
One Liberty Plaza(1)	New York	6.98	2007	246	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	6.60	2007	108	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	112	Non-recourse, fixed rate
One World Financial Center	New York	5.39	2009	300	Recourse, floating rate
First Canadian Place	Toronto	8.06	2009	64	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	243	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	407	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	67	Non-recourse, fixed rate
Potomac Tower	Washington	4.72	2011	75	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	57	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	659	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	341	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	306	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	155	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	170	Non-recourse, fixed rate
1625 Eye Street	Washington	6.00	2014	129	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	44	Non-recourse, fixed rate

				Brookfield
				Properties’
				Proportionate
		Interest	Maturity	Share
Commercial Property	Location	Rate %	Date	(Millions)	Mortgage Details

53 State Street	Boston	6.91	2023	72	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	97	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	83	Non-recourse, fixed rate
701 9th Street	Washington	6.73	2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	87	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	3.55	2012	109	Non-recourse, floating rate
Corporate credit facilities	—			324	Recourse, floating rate
O&Y acquisition financing and other assumed debt	—			187	Various terms
Development and other debt	—			187	Various terms

Total		6.50%		$5,216

(1)	Included in restricted cash and deposits is $256 of securities to match interest and principal payments on this commercial property debt
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Dec. 31, 2005

2006	$60	$210	$270	5.2%
2007	263	371	634	6.5%
2008	197	180	377	5.8%
2009	174	663	837	5.4%
2010	185	4	189	6.4%
2011 and thereafter	—	2,909	2,909	6.5%

Total	$879	$4,337	$5,216	6.5%

The most significant maturity in the next five years is the floating-rate recourse mortgage which was placed on One World Financial Center in 2003, and refinanced in 2005, in order to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs. We expect to refinance this facility in the future with long-term, fixed-rate debt.
non-controlling Interests
In addition to our 100% owned subsidiaries, we conduct our commercial property operations through BPO Properties in Canada, which holds substantially all of our Canadian assets other than BCE Place in Toronto and through Brookfield Financial Properties in the U.S., which holds substantially all of our interests in our New York, Boston and Washington, D.C. assets.
The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	2005	2004

Common shares of BPO Properties	11.0%	$47	$42
Limited partnership units of Brookfield Financial Properties	0.6%	12	11

Total		$59	$53

Non-controlling interests in BPO Properties increased to $47 million at December 31, 2005 from $42 million at December 31, 2004 primarily due to earnings in 2005 in excess of distributions.

Primary Markets
The following is a brief overview of the commercial property markets in which Brookfield operates:
Manhattan, New York
The New York market contains the largest area of office space in North America. The greater New York area has approximately 390 million square feet of office space with Manhattan containing approximately two-thirds of this space. Manhattan in turn is broken into three sub-markets: Midtown with 235 million square feet; Midtown South with 65 million square feet; and Lower Manhattan with 90 million square feet. Brookfield Properties’ 245 Park Avenue and 300 Madison Avenue properties are located in Midtown, our Penn Station development property is centrally located within the designated West Side redevelopment area in Midtown, and the World Financial Center properties and One Liberty Plaza are located in Lower Manhattan.
The Midtown overall vacancy rate (including sublease space) at December 31, 2005 was 7.8%, down from 10.1% at year end 2004. Absorption was positive 2.6 million square feet during 2005, with almost 90% of the absorption in the Class A sector. Midtown overall leasing activity for 2005 was 18 million sq. ft. which is slightly less than last year’s 19.5 million sq. ft. and equal to the historical annual average. The market has rebounded and landlords have continued to increase rent while lowering tenant concessions.
The Lower Manhattan commercial office market, the third largest business district in the United States, consists of 90 million square feet of Class A, B and C space. The Lower Manhattan overall vacancy rate at December 31, 2005 was 10.6%, a sharp decrease from 14.2% at year end 2004.
In Lower Manhattan, overall absorption was positive 1.1 million square feet in 2005 compared to negative 1.7 million square feet in 2004. Leasing activity in Lower Manhattan for 2005 totaled 3.4 million sq. ft. falling short of the historical annual average of 6 million sq. ft. While 2005 was a modest year for the Lower Manhattan market, in terms of overall lease activity, the outlook is encouraging. There has been a noticeable increase in tenants searching for large blocks of quality space Downtown due to the continued tightening of the Midtown Market. The redevelopment of the World Trade Center site is moving forward, as public and private groups spearhead the rebuilding. A number of projects are underway: the deconstruction of the Deutsche Bank Building, the construction of the permanent Path station, and the 6 acre memorial.
Boston, Massachusetts
The Boston downtown office market consists of 50 million square feet in nine sub-markets. The Central Business District (CBD) sub-market, where Brookfield Properties’ 53 and 75 State Street properties are located, is Boston’s largest with 34 million square feet. The overall vacancy rate in Boston’s financial district was 13.6% at year end 2005 compared with 14.5% at year end 2004. The Class A segment of the market ended the year with a 12.8% vacancy compared to 13.5% the year before. Class A rental rates have stabilized and are projected to increase slightly in 2006.
Despite the slow recovery in vacancy rates, the long-term fundamentals of the Boston market remain positive. The Boston CBD market continues to be supply constrained due to the small number of developable sites and the difficult permitting process. The Boston CBD is not expected to deliver any new construction until after 2010.
Washington, D.C.
Washington D.C. has emerged as one of the most coveted real estate investment markets in the world. The region’s economy has evolved and diversified from a traditional government base into a robust, multi-dimensional commercial center. Economic drivers for the area include a significant government presence, law firms, industry and trade group associations, technology, and bio-tech firms. This diverse economic base has enabled the Washington area to remain relatively healthy. This economic health has resulted in a stable tenant base, especially in the downtown office market.
The overall vacancy rate in Washington, D.C. remains stable at 7.2% as of December 31, 2005 and the Washington CBD submarket dipped to 7.0% from 7.9% at the end of 2004. In comparing the District’s vacancy rate with other major metropolitan areas around the country, the District has one of the lowest overall vacancy rates.
An even balance of supply and demand has resulted in positive net absorption for the year 2005 net absorption to 1.8 square feet. The construction pipeline is now at approximately 7.1 million square feet with approximately 53% pre-leased. Trophy and new buildings continued to command rents in the $50 to $60 per square foot range with landlords offering generous work allowances in the $45 to $55 per square foot.
The Washington D.C. Market will continue to grow as additional buildings continue online. Over 11,000 net new jobs are estimated to be added during 2006, translating into demand for space from both the federal and private sectors.

Toronto, Ontario
Our Toronto office properties totaling approximately 12 million square feet are principally located in the financial core and are connected to other major downtown office buildings, the Toronto subway system and other amenities. Toronto is Canada’s largest office market and the financial core has a total office space inventory of over 33 million square feet. The overall office vacancy at year end 2005 was 7.9% for all classes, down from 9.6% at the end of 2004.
However, the Class AA and A sector, in which most of Brookfield Properties’ assets compete, had a vacancy rate of 7.0% at December 31, 2005, down from 8.8% at December 31, 2004. Absorption for the year was 455,000 square feet, the highest we’ve seen since 2000. We expect absorption to continue to be strong for the next 2-3 years with anticipated new supply not introduced to the market until 2009/2010. Brookfield Properties’ vacancy in this market is 6.6%.
The outlook for the Toronto market is positive with the expectation that leasing activity will remain strong throughout 2006, fuelled by the strong economy. It is anticipated that the vacancy rates will continue to decline putting upward pressure on rental rates. Tenants will continue the “blend and extend” trend looking to secure rates prior to expiry and lock in expansion space options.
Calgary, Alberta
Our office properties, located centrally in downtown Calgary, account for over approximately 9 million square feet of a total downtown office market inventory of over 32 million square feet. The downtown Calgary market is still largely driven by the oil and natural gas industries. Though Calgary is the fourth largest city in Canada, it has the second highest number of head offices in the country, second to Toronto. The overall office vacancy at year end 2005 was 1.7% for all classes, significantly down from 7.7% at the end of 2004.
Vacancy in the Class “AA” and “A” markets at the end of 2005 was 0.9% compared to 6.2% at the end of 2004. Overall absorption for year 2005 was 2.3 million square feet, the majority of which was directly attributable to the reduction of headlease inventory. Brookfield Properties’ vacancy in this market is 0.9%.
The extremely low vacancy levels continue to be driven by Alberta’s resource-based economy. The strength in the oil & gas sector has led to a real gross domestic product growth rate of 4.6%, significantly higher than the national average of 2.7%.
Ottawa, Ontario
Ottawa is Canada’s capital city. The competitive office market (excluding Crown buildings) consists of 32 million square feet of which 13 million square feet is located in the central area, and includes all classes of buildings. The overall vacancy rate, which includes sublet space for all classes of buildings, was 4.2% at December 31, 2005, down from 5.4% at the end of 2004.
Vacancy in the Class “A” markets at the end of 2005 was 3.2% compared to 3.7% at the end of 2004. The central area absorption during year 2005 was 472,000 square feet largely due to the completion and occupancy by Public Works Government Services of Canada in GWL’s 269 Laurier Avenue West. Over all the absorption for the competitive market has been 1.3 million square feet during year 2005. Brookfield Properties’ vacancy in this market is 0.3%.
The Federal Government and its agencies will continue to be the major consumer of office space in the central area in 2006 due to an internal pent-up demand within the government departments, continued spending, growth of government and their antiquated owned portfolio.
Edmonton, Alberta
Edmonton currently has the third lowest downtown office vacancy amongst all major centres in Canada. The population of Metropolitan Edmonton has exceeded one million and continues to grow at a rapid pace. Also growing strongly is the city’s employment rate, which has increased steadily since 1994. At the end of December, Edmonton’s unemployment rate was among the lowest of Canadian cities at 4.4%, down 0.9% compared to December 2004. Total office vacancy was 6.2% for all classes of space at the end of 2005 compared with 7.8% at the end of 2004. Brookfield Properties’ vacancy in this market is 5.2%.
Vancouver, British Columbia
The province of British Columbia continues to experience a vibrant job market with the December unemployment rate at 5.1%, significantly lower than the national average of 6.5% and an improvement of 1.1% from the previous year. The main contributor to job growth in the province is the booming residential and non-residential construction sector. The City of Vancouver, which is home to over half of the province’s population, is also experiencing a healthy job market. The unemployment rate in the city as of December 2005 was 4.7%, an improvement of 1.6% over December 2004.

The overall office vacancy at year end 2005 was 7.4% for all classes, down from 11.4% at the end of 2004. Brookfield Properties’ vacancy in this market is 7.0%.
With the economy flourishing, demand for downtown office space in Vancouver is expected to remain strong for the next 12-24 months. Furthermore, rental rates in downtown Vancouver are predicted to continue to rise throughout 2006.
Denver, Colorado
Denver’s CBD office market continues to exhibit signs of strength across multiple sectors. The past recession was worsened by the heavy retrenchment in telecommunications and high tech companies, but a more diversified tenant base is leading to strong growth with expansions of oil and gas, financial services, law firms, and service companies. In addition, Colorado’s abundance of natural resources such as natural gas and shale oil is attracting new companies to enter the market through acquisitions of local energy companies.
The Downtown Denver office market consists of 23 million square feet and experienced 500,000 square feet of positive absorption during 2005. The direct vacancy rate declined significantly from 15.1% to 13.0% at year-end 2005, with a corresponding decrease in overall vacancy (including sublease availability) from 18.7% to 16.8%. Large transactions completed during 2005 included: TIAA-CREF (123,000 square foot expansion) at 1670 Broadway, Molson Coors (44,000 square feet) at 17th Street Plaza and RTD (42,000 square feet) at One Civic Center. With the vacancy rate declining and a strong investment sales market, overall average gross rental rates increased in 2005 by $1.48 per square foot.
The only significant office construction currently underway in the CBD is the 250,000 square foot building for the EPA in Lower Downtown and the 280,000 square foot Denver Newspaper Agency building. These owner-occupied buildings are both slated to be completed in 2006. Conversely, condominium and apartment units are undergoing a construction boom downtown, with 2,500 housing units under construction, in planning or proposed. Investment sales in the Denver Metro area exceeded a billion dollars in 2005 with over 20 transactions completed including Brookfield’s Colorado State Bank building. With large transportation infrastructure projects underway or nearing completion including T-Rex and FasTracks, Denver’s economy is primed to continue its growth into the foreseeable future.
Minneapolis, Minnesota
The diversified Minneapolis economy, which is home to 18 Fortune 500 companies, including 3M, Cargill, and Target Corporation has historically been one of the most resilient in the country. Brookfield Properties’ Minneapolis portfolio, totaling over three million square feet, is well-positioned at the center of the financial and retail district in downtown Minneapolis and is connected to the city’s above-ground, enclosed skyway system and its pedestrian walking mall.
The Minneapolis CBD office market has a total inventory of 25 million square feet and has direct office vacancy of 15.4%, down significantly from the 19.6% at year end 2004 while the overall vacancy rate including sublease space went down from 21.6% to 17.8%. The decrease is primarily due to local corporate expansions including significant expansion from Target Corporation. Total 2005 absorption in the Minneapolis CBD was slightly under 1 million square feet, which was the most meaningful absorption seen in over 5 years. Minneapolis also just ended a record year for investment sales with the sale of 12 multi-tenant properties. Sales for the class A properties ranged from $114 to $276 PSF. This activity will continue into 2006 with two of the largest trophy properties, IDS Center and 225 South 6th Street coming up for sale.
Service Businesses
Brookfield LePage johnson controls Facility Management services
Brookfield LePage Johnson Controls Facility Management Services, one of the largest facilities management operations in Canada is owned 40% by us in partnership with Johnson Controls, the largest facilities management operator in the world. This joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the trend towards outsourcing of facilities management worldwide.
Brookfield Residential Management Services
We own 100% of one of the premier condominium and apartment management operations in Toronto, Canada, which provides upscale management services to its approximately 35,000 residential units.
Employees
As of December 31, 2005, our ongoing businesses had approximately 1,669 employees.

Company And Real Estate Industry Risks
Our strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments generated by the tenants of those assets. However, we remain exposed to certain risks inherent in the commercial property business.
In evaluating Brookfield Properties and our business, the following challenges and risk factors should be considered in addition to the other information contained in this AIF.
Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.
Our economic performance, the value of our real estate assets and, therefore, the value of shareholders’ investments are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; the cyclical nature of the real estate industry; local conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for high rise and other office properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the attractiveness of our properties to tenants; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. In addition, leases with the Canadian federal government are on a semi-gross basis whereby deemed operating costs are increased or decreased annually based on changes in the consumer price index. Actual increases or decreases in operating costs may vary significantly from the amounts recoverable on account thereof in these leases.
We are dependent upon the economic climates of our primary markets and secondary markets.
Substantially all of our revenues are derived from properties located in our primary markets –New York, Boston, Washington, D.C., Toronto, Calgary, and Ottawa as well as our secondary markets—Denver and Minneapolis. A prolonged downturn in the economies of these markets, or the impact that a downturn in the overall national economies of the United States or Canada may have upon these markets, could result in reduced demand for office space. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space could adversely affect our results from operations. Additionally, there are submarkets within our primary and secondary markets that are dependent upon a limited number of industries, and a significant downturn in one or more of these industries could also adversely affect our results from operations.
Because real estate investments are illiquid, we may not be able to sell properties when appropriate.
Large and high quality office properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.
We face risks associated with the use of debt to finance our business, including refinancing risk.
We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our properties at maturity due to company and market factors including: the estimated cash flow of our properties; the value of our properties; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.
If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases. This may adversely affect our ability to make distributions or payments to our investors.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.
Advances under unsecured credit facilities and certain property-level mortgage debt bear interest at a variable rate. Approximately 19% of our total outstanding indebtedness of $5.2 billion at December 31, 2005 was variable rate indebtedness. We may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance our debt at higher rates. Accordingly, increases in interest rates above that which we anticipated based upon historical trends could adversely affect our cash flows.
We have no corporate limitation on the amount of debt we can incur.
Our management and board of directors have discretion under our articles of incorporation and bylaws to increase the amount of our outstanding debt. Our decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt. In particular, we could become more highly leveraged, resulting in increased debt service costs that could adversely affect our cash flows and operating results.
Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.
Our income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to us than the existing lease. We could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms. Scheduled lease expirations in our portfolio over the next five years average approximately 5.6% annually.
We are dependent on leasing market conditions to ensure that vacant commercial space is leased, expiring leases are renewed and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by tenants.
We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.
A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments. In addition, a tenant may seek the protection of bankruptcy, insolvency or similar laws.
We cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease. The loss of rental payments from tenants and costs of re-leasing could adversely affect our cash flows and operating results. Although we have not experienced material losses from tenant bankruptcies, we cannot assure our shareholders that tenants will not file for bankruptcy or similar protection in the future resulting in material losses.
Reliance on major tenants could adversely affect our results of operations.
As of December 31, 2005, the five largest tenants, based on percentage of square feet leased, accounted for approximately 22.0% of our total leaseable space and no one tenant (other than Merrill Lynch, which is rated Aa3 by Moody’s and A+ by Standard & Poor’s and accounted for approximately 9.1% of our leaseable space) accounted for more than 4.3% of that total. Our business would be adversely affected if any of these tenants became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.
Our competitors may adversely affect our ability to lease our properties which may cause our cash flows and operating results to suffer.
Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with us in seeking tenants and management revenues. Although it is our strategy to own premier office properties in each market in which we operate, some of the office properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.
We carry various insurance coverages that provide comprehensive protection for first party and third party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured.
The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents certified by the U.S. government as foreign terrorist acts. Under this federal program, the U.S. government shares in the risk of loss associated with certain future terrorist acts. The Terrorism Risk Insurance Program was scheduled to expire on December 31, 2005. However, on December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007, while expanding the private sector role and reducing the amount of coverage that the U.S. government is required to provide for insured losses under the program. We are unable to anticipate further extensions of TRIA as it is the subject of U.S. Congressional debate.
While the underlying structure of TRIA was left intact, the Extension Act makes some adjustments, including increasing the current insurer deductible from 15% of direct earned premiums to 17.5% for 2006, and to 20% of such premiums in 2007. For losses in excess of the deductible, the federal government still reimburses 90% of the insurer’s loss in 2007. The federal government’s share in the aggregate in any program year may not exceed $100 billion (the insurers will not be liable for any amount that exceeds this cap). Under the Extension Act, losses incurred as a result of an act of terrorism are required to exceed $50.0 million beginning April 1, 2006 and increases to $100 million in 2007, before the program is triggered and compensation is paid under the program.
Our current property insurance includes coverage for certified act of terrorism up to $500 million per occurrence and in the aggregate. We also purchase stand–alone terrorism insurance which covers non-certified acts up to $500 million per occurrence and in the aggregate. We consider this amount to be commercially reasonable, considering the availability and cost of such coverage. As our policies renew throughout the year, we will continue to monitor the insurance market so as to avail ourselves of the most comprehensive coverage on the most economically reasonable basis.
In December 2005, we formed a wholly-owned captive insurance company, Realrisk Insurance Corp. Effective January 1, 2006 Realrisk provides $1 billion in TRIA coverage in addition to that which is contained in our third party insurance program. It also provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2006, we expect our captive insurance company to recover 90% of its losses, less certain deductibles, from the United States government. We will be required to fund the remaining 10% of a covered loss.
There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.
Impact of terrorism may continue to have a negative impact on our results of operations.
The September 2001 terrorist attacks and the ongoing threat of terrorism have had an adverse effect on the U.S. economy and, in particular, the economies of the U.S. cities that comprise our primary and secondary markets. Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Furthermore, the implementation of increased security measures at our properties increases property costs, which we may not be able to fully pass on to tenants. Each of these factors could have an adverse impact on our operating results and cash flows.

We do not have sole control over the properties that we own with co-venturers, partners or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments
We participate in 36 joint ventures, partnerships and co-tenancies. The properties that we own through joint ventures, partnerships and co-tenancies total approximately 29 million square feet, out of our total portfolio of approximately 56 million square feet. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties to Brookfield Properties; and capital improvements.
In some instances, although we are the property manager for a joint venture, the joint ventures retain joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in some of our property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.
We face risks associated with property acquisitions.
Assuming we are able to obtain capital on commercially reasonable terms, and that market conditions warrant it, we may acquire new office properties. Competition from other well-capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price or prevent us from acquiring a desired property. We may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse effect on our results of operations and financial condition.
We are subject to possible environmental liabilities and other possible liabilities.
As an owner and manager of real property, we are subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.
Asbestos-containing material (“ACM”) is known to be present at a limited number of our properties. We are also aware of the presence of polychlorinated biphenyls (“PCBs”) in transformers at certain of our properties and in storage containers in specified areas at certain properties. We believe that we manage ACMs and PCBs in accordance with applicable laws and that, if such laws do not become materially more stringent, the future costs of ACM abatement or ACM and PCB removal and containment will not be material to our financial position.
The Americans with Disabilities Act and Canadian regulations under building codes and provincial human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations and capital expenditures in one or more of our properties, it could adversely affect our financial condition and results of operations
We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results from operations.
The expiration of long-term ground leases could adversely affect our results of operations.
Fifteen of our major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to us and any co-venturers or partners. In addition, the ground leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments. Under the terms of a typical ground lease, we and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land, together with all improvements, will revert to the owner of the land upon the expiration of the lease term. An event of default by us under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time. If possible, we may attempt to purchase these leases as they become available, but cannot be assured of this. The following is a summary of our ground leases:

Building	City	Expiration	Notes
One, Two, Three and Four World Financial Center	New York	2069
53 State Street	Boston	2039	We have a purchase option to acquire this lease exercisable in 2029.
Hudson’s Bay Centre	Toronto	2070
105 Adelaide Street West	Toronto	2023
Exchange Tower	Toronto	2891
First Canadian Place	Toronto	2023
2 Queen Street East	Toronto	2099
18 King Street	Toronto	2067
70 York Street	Toronto	2083
Place de Ville I	Ottawa	2065
Bankers Hall, Calgary	Calgary	2101	We own a 50% interest in the ground lessor.
Royal Bank Building	Calgary	2101	We own a 50% interest in the ground lessor.

The impact of foreign exchange fluctuations may have a negative impact on our future revenues and net income.
Our financial results will be affected by fluctuations in the U.S. dollar and the foreign currency markets as a majority of our revenue and net income is expected to be denominated in U.S. currency. Consequently, due to the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon our future revenue and net income. As of the date of this AIF, we have entered into certain transactions to hedge against gains or losses from foreign exchange fluctuations. As a result, we are generally not materially impacted by the movement in the Canadian to U.S. dollar exchange rate.

DIVIDENDS AND DIVIDEND POLICY
The declaration and payment of dividends on our common shares are at the discretion of the board of directors, which supports a stable and consistent dividend policy. In early 2001, we changed our policy to declare dividends in U.S. dollars and to remit payment to shareholders in accordance with the country of the registered address of shareholders. Shareholders with registered addresses in Canada receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise. On July 25, 2001, the board of directors announced a 50% increase in our common share dividend and introduced quarterly payments rather than the previous semi-annual dividend. It is our intention to continue to review the pay-out of dividends quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the amount in accordance with increases in reported cash flow.
On February 9, 2005, our board of directors announced a 70% increase to our quarterly dividend beginning on June 30, 2005. Based upon this increase, on a post-split basis, the June 30, 2005 dividend was $0.18 per share.
A complete record of dividends paid on the common shares for the past three years is as follows:

	2005	2004	2003

Per common share (1)	$0.65	$0.42	$0.34
Total	150,245,310	$96,422,829	$79,060,263

(1) Share information restated to reflect three-for-two stock split effective March 31, 2005
We continue to pay dividends on our Class A preferred shares semi-annually and dividends on the Class AA and Class AAA preferred shares quarterly. A complete record of dividends paid on all classes of preferred shares for the past three years is as follows:

(US$, except share information)
Authorized	Outstanding		2005	2004	2003

6,312,000	6,312,000	Class A redeemable voting	$978,099	$910,373	$845,343
2,000,000	2,000,000	Class AA Series E	1,254,770	1,086,354	1,171,671
8,000,000	8,000,000	Class AAA Series E	5,087,739	4,324,658	4,687,671
6,000,000	—	Class AAA Series C and D	—	—	3,530,333
8,000,000	8,000,000	Class AAA Series F	9,917,355	9,230,769	8,571,429
6,000,000	4,400,000	Class AAA Series G	5,775,000	5,775,000	3,184,170
8,000,000	8,000,000	Class AAA Series H	9,504,132	8,846,154	1,732,857
8,000,000	8,000,000	Class AAA Series I	8,595,041	8,000,000	—
8,000,000	8,000,000	Class AAA Series J	8,264,463	5,128,185	—
6,000,000	6,000,000	Class AAA Series K	6,446,281	1,147,523	—

			$55,822,880	$44,449,016	$23,723,474

DESCRIPTION OF CAPITAL STRUCTURE
General Description of Capital Structure
The following is a summary of the material rights, privileges, restrictions and conditions attached to the Class A preference shares, the Class AA preference shares and the Class AAA preference shares, in each case as a class, and attached to the various issued and outstanding series thereof, as well as the material rights, privileges, restrictions and conditions attached to the common shares. The summary is qualified in its entirety by the full text of such attributes contained in the articles of Brookfield Properties, which are available on our Web site, www.brookfieldproperties.com.
There are currently three authorized classes of preference shares of Brookfield Properties, as follows:
Class A Preference Shares — 6,312,000 authorized
2,050,000 Class A preference shares, Series A authorized, of which 2,050,000 are issued and outstanding; and
4,262,000 Class A preference shares, Series B authorized, of which 4,262,000 are issued and outstanding.
Class AA Preference Shares — 3,600,000 authorized (formerly 6,000,000 authorized, of which 2,400,000 shares have been issued and redeemed)
2,000,000 Class AA preference shares, Series E authorized, of which 2,000,000 are issued and outstanding.
Class AAA Preference Shares — unlimited authorized
12,000,000 Class AAA preference shares, Series E authorized, of which 8,000,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series F authorized, of which 8,000,000 are issued and outstanding;
6,000,000 Class AAA preference shares, Series G authorized, of which 4,400,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series H authorized, of which 8,000,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series I authorized, of which 8,000,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series J authorized, of which 8,000,000 are issued and outstanding; and
6,000,000 Class AAA preference shares, Series K authorized, of which 6,000,000 are issued and outstanding.
There are currently no authorized Class AA preference shares, Series A, B, C and D, or Class AAA preference shares, Series A, B, C and D, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable. There are an unlimited number of common shares, (“Common Shares”) authorized, of which 231,324,722 Common Shares were issued and outstanding as of March 14, 2006.
Class A Preference Shares
Provisions of Class A Preference Shares
Issuance in Series
The Class A preference shares consist of two series only, Series A and Series B, and no other series may be designated. Each of the series of the Class A preference shares are subject to the Class provisions of the Class A preference shares. Pursuant to the Canada Business Corporations Act, each series of Class A preference shares participates rateably with every other series of Class A preference shares in respect of accumulated dividends and return of capital.
Dividends
The holders of Class A preference shares are entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential dividends payable in half-yearly installments on March 15 and September 15 in each year to shareholders of record on March 1 and September 1, respectively. Accrued and unpaid dividends are paid in priority to dividends on any other shares of Brookfield Properties, and no dividends are declared or paid or set apart for any such other shares unless all accrued cumulative dividends on all Class A preference shares then issued and outstanding have been declared and paid or provided for at the date of such declaration or payment or setting apart.
Redemption
The Corporation may redeem all, or from time to time any part, of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share together with all accrued and unpaid cumulative dividends thereon. Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.
Repurchase
The Corporation may at any time, and from time to time, purchase the whole or any part of the Class A preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class A preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class A preference shares as a class. The Corporation has undertaken to purchase or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares in each fiscal year at a price of C$2.50 per share, together with costs of purchase and all accrued and unpaid cumulative dividends.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or other distribution of its assets among shareholders by way of return of capital, the holders of the Class A preference shares are entitled to receive an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends in priority to any distribution to the holders of Common Shares or any shares of any other class ranking junior to the Class A preference shares, including the Class AA and Class AAA preference shares and such holders are not entitled to share any further in the distribution of the property or assets of Brookfield Properties.
Voting
The holders of Class A preference shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes shall be entitled to one vote for each Class A preference share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the Common Shares.

Specific Provisions of Class A Preference Shares, Series A
Dividends
The holders of Class A preference shares, Series A, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.
Specific Provisions of Class A Preference Shares, Series B
Dividends
The holders of Class A preference shares, Series B, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.
Class AA Preference Shares
Provisions of Class AA Preference Shares
Issuance in Series
The Class AA preference shares may be issued at any time, or from time to time, in one or more series. The board of directors of Brookfield Properties will fix the provisions attached to each series from time to time before issuance. Each of the series of the Class AA preference shares are subject to the provisions of the Class AA preference shares.
Priority
The preferences, priorities and rights attaching to the Class AA preference shares are subject and subordinate to those attaching to the Class A preference shares. The Class AA preference shares of each series rank on a parity with the Class AA preference shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of Brookfield Properties or any other distribution of the assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs. Furthermore, pursuant to the Canada Business Corporations Act, each series of Class AA preference shares participates ratably with every other series of Class AA preference shares in respect of accumulated dividends and return of capital.
Redemption
Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, Brookfield Properties may redeem outstanding Class AA preference shares, at a redemption price for each of the Class AA preference shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preference shares of that series, plus an amount equal to all accrued but unpaid preferential dividends. Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.
Repurchase
Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, Brookfield Properties may at any time and from time to time purchase the whole or any part of the Class AA preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class AA preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class AA preference shares as a class.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among shareholders for the purpose of winding up its affairs, the holders of the Class AA preference shares are, subject to the terms of the Class A preference shares, entitled to receive the amount paid on such shares, together with all accrued and unpaid dividends in priority to any distribution to the holders of Common Shares or any shares of any other Class ranking junior to the Class AA preference shares, including the Class AAA preference shares, and such holder is not entitled to share any further in the distribution of the property and assets of Brookfield Properties.
Dividends
The holders of Class AA preference shares are each entitled to receive, as and when declared by the directors of Brookfield Properties, fixed cumulative preferential cash dividends.

Voting
Subject to applicable corporate law, the holders of the Class AA preference shares are not entitled to receive notice of, to attend or to vote at any meeting of shareholders of Brookfield Properties, unless and until Brookfield Properties from time to time has failed to pay in the aggregate, eight quarterly dividends on any one series of Class AA preference shares and then only as long as such dividends remain in arrears, in which case the holders of Class AA preference shares will be entitled to receive notice of and to attend all meetings of shareholders of Brookfield Properties and are entitled to one vote for every Class AA preference share held.
Specific Provisions of the Class AA Preference Shares, Series E
Dividends
Subject to the prior rights of holders of the Class A preference shares and any other shares ranking senior to the Class AA preference shares, the holders of the Class AA preference shares, Series E (the “Class AA, Series E Shares”) are each entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential cash dividends in an amount per share per annum equal to 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AA, Series E Shares), payable quarterly on the last day of each of the months of March, June, September and December, as and when declared by the board of directors of Brookfield Properties.
Redemption
The Corporation may redeem at any time all, or from time to time any part, of the then outstanding Class AA, Series E Shares, on payment for each share to be redeemed of an amount equal to C$25.00 per share, together with all accrued and unpaid dividends thereon up to the date fixed for redemption. Notice of redemption must be given by Brookfield Properties not less than 30 days and not more than 60 days before the date specified for redemption.
Purchase for Cancellation
The Corporation may at any time, or from time to time, purchase for cancellation all or any part of the outstanding Class AA, Series E Shares in the open market or by invitation for tenders to all holders of record of the Class AA, Series E Shares in accordance with the procedures set out in the share conditions for the Class AA, Series E Shares.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or in the event of any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of Class AA, Series E Shares are entitled to receive an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, before any amount can be paid or assets of Brookfield Properties distributed to the holders of any other shares of Brookfield Properties ranking as to capital junior to the Class AA, Series E Shares. After such payment, the holders of the Class AA, Series E Shares are not entitled to share in any further distribution of the assets of Brookfield Properties.
Voting
Subject to applicable corporate law and the provisions attaching to the Class AA preference shares as a class, the holders of Class AA, Series E Shares are not entitled to receive notice of, to attend or to vote at, any meetings of shareholders of Brookfield Properties.
Class AAA Preference Shares
Provisions of Class AAA Preference Shares
Issuance in Series
The directors may from time to time issue Class AAA preference shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class AAA preference shares. Each of the series of the Class AAA preference shares are subject to the provisions of the Class AAA preference shares.
Priority
The Class AAA preference shares rank junior to the Class A preference shares and the Class AA preference shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of Brookfield Properties. The Class AAA preference shares rank senior to the Common Shares and all other shares ranking junior to the Class AAA preference shares. The Class AAA preference shares are subject to the provisions of the Class A preference shares and to the Class AA preference shares. Pursuant to the Canada Business Corporations Act, each series of Class AAA preference shares participates rateably with every other series of Class AAA preference shares in respect of accumulated dividends and return of capital.
Voting
Subject to applicable corporate law, the holders of the Class AAA preference shares or of a series thereof are not entitled as holders of that Class or series to receive notice of, to attend or to vote at any meeting of the shareholders of Brookfield Properties. Notwithstanding the foregoing, votes may be granted to a series of Class AAA preference shares when dividends are in arrears on any one or more series, in accordance with the applicable series provisions.
Approval
The approval of the holders of the Class AAA preference shares of any matters to be approved by a separate vote of the holders of the Class AAA preference shares may be given by special resolution in accordance with the share conditions for the Class AAA preference shares.
Specific Provisions of Class AAA Preference Shares, Series E
The Class AAA Preference Shares, Series E (the “Class AAA, Series E Shares”) are accounted for by Brookfield Properties as debt, in accordance with Canadian GAAP.
Dividends
The holders of the Class AAA, Series E Shares are entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential cash dividends in an amount per share per annum equal to the product of C$25.00 and 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AAA, Series E Shares), payable quarterly on the last day of March, June, September and December in each year.
Redemption
Subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series E Shares, Brookfield Properties may redeem at any time all, or from time to time any part, of the then outstanding Class AAA, Series E Shares on payment for each share to be redeemed of an amount equal to C$25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date. Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.
Retraction
Subject to the restrictions imposed by applicable law, the Class AAA, Series E Shares may be tendered at any time for retraction at a price equal to C$25.00 per share, together with an amount equal to all dividends accrued and unpaid thereon up to the date of retraction. Written notice of retraction must be given by the holder to Brookfield Properties at least 10 days prior to the date specified for retraction.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series E Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment. After such payment, the holders of Class AAA, Series E Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Amendment
The provisions of the Class AAA, Series E Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series E Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series E Shares, in addition to any vote or authorization required by law.
Specific Provisions of the Class AAA Preference Shares, Series F
Dividends
The holders of the Class AAA Preference Shares, Series F (the “Class AAA, Series F Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.50 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Redemption
The Class AAA, Series F Shares are not redeemable before September 30, 2009. On or after this date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series F Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restriction on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series F Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2010, of C$25.50 if redeemed on or after September 30, 2010 but before September 30, 2011, of C$25.25 if redeemed on or after September 30, 2011 but before September 30, 2012, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series F Shares are not convertible at the option of Brookfield Properties prior to September 30, 2009. On and after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series F Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series F Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series F Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after March 31, 2013, each Class AAA, Series F Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the current market price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series F Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series F Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series F Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Series F Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series F Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series F Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series F Shares are entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series F Shares. The holders of the Class AAA, Series F Shares are not entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series F Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series F Shares:
(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series F Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series F Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series F Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series F Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series F Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series F Shares; or

(v)	issue any additional Class AAA, Series F Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series F Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series F Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series F Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series F Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series F Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series F Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series F Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series F Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series F Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series F Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series F Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series F Share held.
Specific Provisions of the Class AAA Preference Shares, Series G
Dividends
The holders of the Class AAA Preference Shares, Series G (the “Class AAA, Series G Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to $1.3125 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series G Shares are not redeemable before June 30, 2011. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series G Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series G Shares, by the payment of an amount in cash for each such share so redeemed of

$26.00 if redeemed before June 30, 2012, of $25.67 if redeemed on or after June 30, 2012 but before June 30, 2013, of $25.33 if redeemed on or after June 30, 2013 but before June 30, 2014, and of $25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series G Shares are not convertible at the option of Brookfield Properties prior to June 30, 2011. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series G Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series G Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Common Shares on the New York Stock Exchange (“the “NYSE”) (or, if the Common Shares do not trade on the NYSE on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series G Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after September 30, 2015, each Class AAA, Series G Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing $25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series G Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series G Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series G Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series G Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series G Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series G Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series G Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series G Shares. The holders of the Class AAA, Series G Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series G Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series G Shares:
(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series G Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series G Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series G Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series G Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series G Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series G Shares; or

(v)	issue any additional Class AAA, Series G Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series G Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series G Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series G Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series G Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series G Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series G Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series G Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series G Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series G Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series G Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series G Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series G Share held.
Specific Provisions of the Class AAA Preference Shares, Series H
Dividends
The holders of the Class AAA Preference Shares, Series H (the “Class AAA, Series H Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series H Shares are not redeemable before December 31, 2011. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series H Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series H Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2012, of C$25.67 if redeemed on or after December 31, 2012 but before

December 31, 2013, of C$25.33 if redeemed on or after December 31, 2013 but before December 31, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series H Shares are not convertible at the option of Brookfield Properties prior to December 31, 2011. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series H Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series H Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series H Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2015, each Class AAA, Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series H Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series H Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series H Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series H Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series H Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series H Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series H Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series H Shares. The holders of the Class AAA, Series H Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series H Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series H Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series H Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series H Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series H Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series H Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series H Shares; or

(v)	issue any additional Class AAA, Series H Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series H Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series H Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series H Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series H Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series H Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series H Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series H Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series H Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series H Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series H Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series H Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series H Share held.
Specific Provisions of the Class AAA Preference Shares, Series I
Dividends
The holders of the Class AAA Preference Shares, Series I (the “Class AAA, Series I Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series I Shares are not redeemable before December 31, 2008. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series I Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series I Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before December 31, 2009, of C$25.50 if redeemed on or after December 31, 2009 but before December 31, 2010, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties
The Class AAA, Series I Shares are not convertible at the option of Brookfield Properties prior to December 31, 2008. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series I Shares into that number of freely tradable Common Shares determined (per Class AAA, Series I Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series I Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2010, each Class AAA, Series I Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series I Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series I Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series I Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series I Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series I Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series I Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series I Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series I Shares. The holders of the Class AAA, Series I Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series I Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series I Shares:
(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series I Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series I Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series I Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series I Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series I Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series I Shares; or

(v)	issue any additional Class AAA, Series I Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series I Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series I Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series I Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series I Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series I Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series I Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series I Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series I Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series I Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series I Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series I Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series I Share held.
Specific Provisions of the Class AAA Preference Shares, Series J
Dividends
The holders of the Class AAA Preference Shares, Series J (the “Class AAA, Series J Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.25 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series J Shares are not redeemable before June 30, 2010. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series J Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series J Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before June 30, 2011, of C$25.75 if redeemed on or after June 30, 2011 but before June 30, 2012, at C$25.50 if redeemed on or after June 30, 2012, but before June 30, 2013, C$25.25 if redeemed on or after June 30, 2013, but before June 30, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series J Shares are not convertible at the option of Brookfield Properties prior to June 30, 2010. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series J Shares into that number of freely tradeable

Common Shares determined (per Class AAA, Series J Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series J Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2014, each Class AAA, Series J Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series J Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series J Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series J Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series J Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series J Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series J Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series J Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series J Shares. The holders of the Class AAA, Series J Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series J Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series J Shares:
(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series J Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series J Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series J Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series J Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series J Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series J Shares; or

(v)	issue any additional Class AAA, Series J Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series J Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series J Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series J Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series J Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series J Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series J Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series J Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series J Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series J Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series J Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series J Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series J Share held.
Specific Provisions of the Class AAA Preference Shares, Series K
Dividends
The holders of the Class AAA Preference Shares, Series K (the “Class AAA, Series K Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series K Shares are not redeemable before December 31, 2012. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series K Shares, to applicable law and to the provisions described under ''Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series K Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2013, of C$25.67 if redeemed on or after December 31, 2013 but before December 31, 2014, at C$25.33 if redeemed on or after December 31, 2014, but before December 31, 2015, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series K Shares are not convertible at the option of Brookfield Properties prior to December 31, 2012. On or after this date, Brookfield Properties may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series K Shares into that number of freely tradeable Common Shares determined (per Series K Preference Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series K Shares, the ''Current Market Price’’). Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2016, each Series K Preference Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under ''Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’ as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series K Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series K Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series K Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series K Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series K Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under ''Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series K Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series K Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series K Shares. The holders of the Class AAA, Series K Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series K Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series K Shares:
(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series K Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series K Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series K Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series K Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series K Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series K Shares; or

(v)	issue any additional Class AAA, Series K Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series K Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series K Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series K Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series K Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series K Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series K Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series K Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series K Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series K Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Series K Preferred Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series K Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series K Preference Share held.
Common Shares
Provisions of Common Shares
Dividends
The holders of the Common Shares are entitled to receive any dividends declared thereon by the board of directors of Brookfield Properties.
Voting
The holders of the Common Shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes will be entitled to one vote for each Common Share held.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders by way of return of capital, the holders of Common Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other shares ranking prior to the Common Shares, the remaining property of Brookfield Properties.

RATINGS
We are currently rated by two agencies. The following table shows the ratings issued by the rating agencies noted therein as of the date of this information statement:

Dominion Bond
	Standard & Poor’s (“S&P”)	Rating Service Inc. (“DBRS”)

Corporate rating	BBB	BBB(high)
Preferred shares	P-3(high)	Pfd-3(high)
S&P’s corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an entity rated “BBB” has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the entity to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
S&P’s Canadian preferred share ratings are on a rating scale that ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, a preferred share rated P-3 is less vulnerable in the near term than other lower-rated securities. However, it faces uncertainties and exposure to adverse business, financial or economic conditions, which could render the obligor unable to meet its financial commitments. The ratings from P-1 to P-5 may be modified by the addition of a (high), (mid) or (low) modifier to show relative standing within the major rating categories.
DBRS’ corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an entity rated “BBB” is of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.
DBRS’ preferred share ratings are on a rating scale that ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, a preferred share rated “Pfd-3” is of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adversities present which detract from debt protection. The ratings from Pfd-2 to Pfd-5 may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.
Note Regarding Credit Ratings
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit ratings accorded to our outstanding securities by S&P and DBRS are not recommendations to purchase, hold or sell such securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P or DBRS in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES
Our Common Shares are listed on the NYSE and TSX under the symbol “BPO.” The Class A Preferred Shares, Series A and B, and Class AA Preferred Shares, Series E are not listed on an exchange. The Class AAA Preferred Shares are listed on the TSX under the symbols “BPO.PR.F”, “BPO.PR.U”, “BPO.PR.H”, “BPO.PR.I”, “BPO.PR.J” and “BPO.PR.K”.
The following table sets forth the reported high and low trading prices and trading volumes of our Common Shares as reported by the TSX and NYSE from January 2005 to December 2005:

	TSX			NYSE
	Price (C$)			Price (US$)
Month	High	Low	Volume	High	Low	Volume
January(3)	31.33	28.47	1,152,681	25.50	23.42	4,725,300
February(3)	33.23	30.07	1,544,783	26.83	24.29	7,721,400
March(3)	33.55	30.53	1,732,435	27.19	25.49	5,719,800
April	32.31	30.15	1,157,152	26.26	24.72	6,237,800
May	34.00	31.01	1,481,156	26.72	24.69	4,236,600
June	35.80	32.50	1,228,877	28.97	26.11	5,168,200
July	40.00	33.69	1,404,250	30.00	27.81	3,805,400
August	36.24	33.00	1,112,899	29.55	27.39	4,711,900
September	36.10	32.98	1,956,171	30.13	28.16	4,648,200
October	35.00	32.02	1,135,545	29.71	27.18	4,369,000
November	36.01	33.00	1,635,638	30.55	28.68	3,803,400
December	35.22	33.18	1,482,458	30.15	28.50	3,984,800

(1) Source, Bloomberg

(2) Source, NYSEnet

(3) Share information restated to reflect three-for-two stock split effective March 31, 2005
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series F (BPO.PR.F) as reported by the TSX from January 2005 to December 2005:

	Price (C$)
Month	High	Low	Volume
January	28.10	27.25	355,561
February	27.70	27.42	757,120
March	28.30	26.80	1,065,115
April	27.94	27.00	257,258
May	27.75	27.00	37,980
June	27.96	26.60	124,849
July	27.52	27.00	168,655
August	27.49	27.00	192,539
September	27.45	26.92	48,779
October	27.20	26.61	73,990
November	27.49	26.61	38,839
December	27.66	26.93	30,049
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series G (BPO.PR.U) as reported by the TSX from January 2005 to December 2005:

	Price ($)
Month	High	Low	Volume
January	27.00	26.40	59,906
February	26.85	26.01	74,370
March	27.00	25.22	1,048,255
April	25.99	24.80	45,016
May	25.33	24.45	47,435
June	25.75	24.70	83,295
July	25.55	25.01	42,580
August	25.93	25.15	85,714
September	26.15	25.37	55,165
October	26.60	25.41	170,995
November	26.75	26.00	163,800
December	27.00	26.16	76,295

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series H (BPO.PR.H) as reported by the TSX from January 2005 to December 2005:

	Price (C$)
Month	High	Low	Volume
January	26.99	26.04	619,115
February	26.81	25.88	816,107
March	26.71	25.30	844,178
April	26.00	25.50	125,959
May	26.20	25.62	81,700
June	26.84	25.78	198,400
July	26.24	25.78	492,030
August	26.65	25.90	182,184
September	26.75	26.01	186,215
October	26.47	26.00	90,560
November	27.47	26.26	77,345
December	27.25	26.31	103,915
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series I (BPO.PR.I) as reported by the TSX from January 2005 to December 2005:

	Price (C$)
Month	High	Low	Volume
January	26.70	26.01	842,633
February	27.10	25.50	105,537
March	27.25	25.55	931,312
April	26.75	25.74	111,861
May	26.40	25.75	66,331
June	27.29	26.11	95,288
July	27.10	26.00	54,851
August	26.75	25.85	90,607
September	26.87	25.72	156,833
October	26.48	26.10	53,511
November	26.64	26.05	88,683
December	26.95	26.20	66,748
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series J (BPO.PR.J) as reported by the TSX from January 2005 to December 2005:

	Price (C$)
Month	High	Low	Volume
January	25.90	25.00	598,065
February	25.50	24.97	1,011,425
March	25.55	24.40	976,339
April	25.20	24.81	324,458
May	25.25	24.80	159,520
June	25.50	25.00	434,596
July	25.69	25.15	110,323
August	25.79	25.18	133,611
September	25.79	25.15	147,280
October	25.50	25.01	192,386
November	26.05	25.01	229,923
December	26.60	25.75	153,545
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series K (BPO.PR.K) as reported by the TSX from January 2005 to December 2005:

	Price (C$)
Month	High	Low	Volume
January	25.45	24.95	689,710
February	25.50	25.04	798,400
March	25.68	24.60	1,029,210
April	25.50	24.75	114,741
May	25.40	24.90	59,214
June	25.75	25.06	234,545
July	25.50	25.07	116,052
August	25.74	25.10	64,760
September	25.76	25.15	88,443
October	25.59	25.01	94,916
November	26.10	25.01	86,985
December	26.65	25.70	72,796

DIRECTORS AND OFFICERS
The names, principal occupations and municipalities of residence of our directors and officers, as well as the year each director first became a director are set out below. Each director is appointed to serve until the next annual meeting or until his successor is elected or appointed.
Directors

	Year first
	became a
Name, municipality of residence	director	Principal Occupation and Five-year Occupation History
GORDON E. ARNELL London, England	1989	Mr. Arnell has been Chairman of the board of directors of Brookfield Properties since 1995.

WILLIAM T. CAHILL(1)(3) Ridgefield, Connecticut	2000	Mr. Cahill has been a Senior Credit Officer, Citibank Community Development since 2002. He has held various positions including Managing Director at Citicorp Real Estate, Inc.; OREO 1996-2002.

RICHARD B. CLARK New York, New York	2002	Mr. Clark has been President and Chief Executive Officer of Brookfield Properties since 2002. He was President and CEO of Brookfield Properties’ U.S. operations 2000-2002; held senior management positions in U.S. operations for Brookfield Properties and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing.

JACK L. COCKWELL(2) Toronto, Ontario	1999	Mr. Cockwell has been Group Chairman of BAM since 2003. Prior thereto he was Co-Chairman, BAM from 2002 and President and Chief Executive Officer of BAM from 1995-2002.

J. BRUCE FLATT Toronto, Ontario	1996	Mr. Flatt has been President and Chief Executive Officer of BAM since 2002. He was previously President and CEO of Brookfield Properties from 2000 and President and Chief Operating Officer of Brookfield Properties from 1995-2000.

RODERICK D. FRASER, PH.D., O.C.(3) Edmonton, Alberta	2005	Mr. Fraser is President Emeritus of the University of Alberta. He previously served as President and Vice-Chancellor of the University of Alberta since January, 1995.

PAUL D. MCFARLANE(1)(2) Mississauga, Ontario	1998	Mr. McFarlane is a corporate director. He retired from CIBC in December 2002 after more than 40 years of service in numerous branch, regional and head office positions, most recently as Senior Vice President, Special Loans, from 1994 until retirement.

ALLAN S. OLSON(1)(3) Spruce Grove, Alberta	1995	Mr. Olson has been President and CEO of First Industries Corporation, an investment and management company, since 1991.

SAMUEL P.S. POLLOCK, O.C.,C.Q.(3) Toronto, Ontario	1978	Mr. Pollock is President of 96345 Canada Inc., a Canadian investment company. He was Chairman of the Toronto Blue Jays from 1995-2000.

LINDA D. RABBITT Bethesda, Maryland	2005	Ms. Rabbitt is CEO and founder of Rand Construction Corporation since 1989. Previously, Ms. Rabbitt was Executive Vice President, Hart Construction Company Inc.; Co-founder and co-owner of Hart Construction Co., Inc., founded 1985.

ROBERT L. STELZL(1) Los Angeles, California	2005	Mr. Stelzl retired from Colony Capital, LLC after more than fourteen years’ service as principal and member of the Investment Committee.

WILLIAM C. WHEATON, PH.D.(2) Hamilton, Massachusetts	2004	Professor Wheaton has been a Professor in MIT’s Department of Economics since 1972, is the current director of the MIT Center for Real Estate and is principal and co-founder of Torto Wheaton Research, a Boston real estate consulting company.

JOHN E. ZUCCOTTI New York, New York	1998	Mr. Zuccotti has been Co-Chairman of the board of directors since 2002, Chairman of the board of directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges since 1998. Mr. Zuccotti was Deputy Chairman of Brookfield Properties from 1999-2002.

(1)	Member of the Audit Committee

(2)	Member of the Human Resources and Compensation Committee

(3)	Member of the Governance and Nominating Committee

Officers
See above for descriptions of Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, and Richard B. Clark, President and Chief Executive Officer.

Name, municipality
of residence	Position Held	Five-year Occupation History
THOMAS F. FARLEY Calgary, Alberta	President and Chief Operating Officer, Canadian Commercial Operations	Mr. Farley has held his present principal occupation since 2002, prior to which he was Executive Vice President and Chief Operating Officer of Brookfield Properties’ Canadian commercial operations following four years as Senior Vice President, Western Canada and six years in various senior management positions at Brookfield Properties and its affiliates.

DENNIS H. FRIEDRICH New York, New York	President and Chief Operating Officer, U.S. Commercial Operations	Mr. Friedrich has held his present principal occupation since 2003, prior to which he was Executive Vice President and Chief Operating Officer of Brookfield Properties’ New York-based affiliate, Brookfield Financial Properties, since 2002, prior thereto he was Senior Vice President of Strategic Initiatives from 2000, and prior to 2000 he was with Jones Lang LaSalle, a real estate services firm.

LAWRENCE F. GRAHAM New York, New York	Executive Vice President, Development	Mr. Graham has been Executive Vice President, Development of Brookfield Properties since 2004. Prior thereto, he held senior management positions in U.S. operations for Brookfield Properties and its predecessor companies including Executive Vice President, Development and Senior Vice President, Operations and Development.

G. MARK BROWN New York, New York	Senior Vice President, Finance	Mr. Brown has held his present principal occupation since 2005, prior to which he was Senior Vice President, Capital Markets for BAM since 2003, prior to which he was Senior Vice President, Finance of Brookfield Properties since 2001. Prior to which he was Senior Vice President, Finance of the Corporation’s New York-based affiliate, Brookfield Financial Properties, and prior to 2000 he was with Salomon Smith Barney and Citicorp Real Estate, Inc.

KATHLEEN G. KANE New York, New York	Senior Vice President and General Counsel Secretary	Ms. Kane has held her present principal occupation since 2003, prior to which she was Senior Vice President and General Counsel of Brookfield Properties’ New York-based affiliate, Brookfield Financial Properties, and prior to 1997, she was with the law firm of Cahill Gordon & Reindel.

CRAIG J. LAURIE New York, New York	Senior Vice President and Chief Financial Officer	Mr. Laurie has held his present principal occupation since 2003, prior to which he was Senior Vice President, Finance for BAM and Senior Vice President and Chief Financial Officer for Brookfield Power Corporation. Prior to that, he spent three years in various senior management positions at BAM and its affiliates. Prior to 1997, he was with Deloitte & Touche, LLP.

MELISSA J. COLEY New York, New York	Vice President, Investor Relations and Communications	Ms. Coley has held her present principal occupation since 2002, prior to which she was Vice President, Artistic Director of Arts and Events/Marketing since 1999, prior to which she was Manager, World Financial Center Arts and Events since 1986.

RAEL L. DIAMOND New York, New York	Vice President and Controller	Mr. Diamond has held his present principal occupation since 2005, prior to which he was Vice President & Controller of the Canadian Commercial Operations for Brookfield Properties since 2003, and prior to 2003 he was with the Financial Advisory Services Group of Deloitte & Touche LLP.

BRETT M. FOX New York, New York	Vice President and Associate Counsel Assistant Secretary	Mr. Fox has held his present principal occupation since 2003, prior to which he was Vice President and Associate Counsel of Brookfield Properties’ New York-based affiliate, Brookfield Financial Properties, and prior to 2002, he was with the law firm of Cahill Gordon & Reindel.

P. KEITH HYDE Toronto, Ontario	Vice President, Taxation	Mr. Hyde has held his principal occupation since 1988.

MICHAEL P. SULLIVAN New York, New York	Vice President, Risk Management	Mr. Sullivan has held his principal occupation since 2004, prior to which he was Vice President, Casualty Underwriting at Alea North America and prior to 2000 he held various positions with American Re Corporation.

STEPHANIE A. SCHEMBARI New York, New York	Vice President, Human Resources	Ms. Schembari has held her present principal occupation since 2005, prior to which she was Vice President, Human Resources for Bovis Lend Lease. Prior to that, she held the position of Managing Director of Human Resources at Insignia Financial Group, Inc.

T. NGA TRINH Toronto, Ontario	Vice President and Treasurer	Ms. Trinh has held her present principal occupation since 2005, prior to which she was Vice President and Controller since 2002 and prior to which she was Vice President, Financial Management for Brookfield Properties’ Canadian operations and prior to 2000, she was with the Taxation Services Group of Deloitte & Touche LLP.

GORDON E. WIDDES Toronto, Ontario	Vice President, Information Technologies	Mr. Widdes has held his present principal occupation since 2002, prior to which he was Vice President, Information Systems for Brookfield Properties’ Canadian operations, and prior to 1998, he was with Spar Aerospace and Unicorp.

Share Ownership
As of March 15, 2006, the directors and executive officers of Brookfield Properties own, directly or indirectly, or exercise control or direction over approximately 0.9 million Common Shares, representing 0.4% of the outstanding voting shares (see the information on page 2 of the Management Proxy Circular under the heading “Principal Holders of Brookfield Properties’ Voting Shares” which is incorporated by reference herein).
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Messrs. John Zuccotti, Co-Chairman, and Richard Clark, President and Chief Executive Officer, and each a director of Brookfield Properties, were officers of O&Y (U.S.) Development Company, L.P. (“Devco”) and several of its subsidiaries and affiliates at the time Devco filed for bankruptcy protection. Pursuant to the Third Amended Joint Plan of Reorganization of Olympia & York Realty Corp., et al dated November 21, 1996, which plan was consummated, certain assets and liabilities of Devco were transferred to Brookfield Financial Properties.
LEGAL PROCEEDINGS
We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance that any particular claim will be resolved in our favor, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us, taken as a whole.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
As of March 21, 2006, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of Brookfield Properties after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of Brookfield Properties carrying more than 10% of the voting rights attached to any class of voting securities of Brookfield Properties outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of Brookfield Properties or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of Brookfield Properties or its affiliates.
At December 31, 2005, we had approximately $397 million of indebtedness outstanding to our parent company, Brookfield Asset Management Inc. and its affiliate, $172 million of which is included in our capital securities and the remainder of the indebtedness balance is included in our commercial property debt. Interest expense related to this indebtedness, including preferred share dividends reclassified to interest expense, totaled $12 million for the year ended December 31, 2005, and were recorded at the exchange amount. Additionally, included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates of $5 million. These amounts have been recorded at the exchange amount.
AUDITORS, TRANSFER AGENT AND REGISTRAR
Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of Brookfield Properties. Deloitte & Touche are Chartered Accountants, having an address at Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2V1. Deloitte & Touche has advised that it holds none of Brookfield Properties’ outstanding securities.
The transfer agent and registrar for Brookfield Properties’ Preference Shares and Common Shares in Canada is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. The transfer agent and registrar for Brookfield Properties’ Common Shares in the United States is Mellon Investor Services LLC at its principal office in Mellon Investor Services, LLC, 85 Challenger Road Ridgefield Park, New Jersey.

AUDIT COMMITTEE INFORMATION
The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations and review of related operations prior to their approval by the full board of directors.
The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors. A copy of the charter is attached hereto as Appendix C.
The Audit Committee is comprised of four directors, all of whom are independent directors: Messrs. Paul McFarlane (Chairman), William Cahill, Allan Olson and Robert Stelzl. In addition to being independent directors as described above, all members of Brookfield Properties’ Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and National Instrument 52-110, in that their director’s fees are the only compensation they, or their firms, receive from Brookfield Properties and its subsidiaries and that they are not affiliated with Brookfield Properties. Each member of the audit committee is financially literate and Mr. Paul McFarlane is considered to be an “audit committee financial expert” within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).
Relevant Education and Experience
Mr. McFarlane acquired significant financial experience and exposure to accounting and financial issues during his 43 year career in banking at Canadian Imperial Bank of Commerce. During the 16 years prior to his retirement in 2002, Mr. McFarlane was a senior credit officer at the vice president and senior vice president levels with global responsibility for large corporate and commercial credits.
Mr. Olson acquired significant financial experience and exposure to accounting and financial issues while serving in senior management positions, as a director and as a member of the audit committees of several public and private companies. Mr. Olson holds a Bachelor of Science degree in engineering from the University of Alberta and a Master of Business Administration degree from the University of Western Ontario.
Mr. Cahill acquired significant financial experience and exposure to accounting and financial issues in his capacities during his 20 years in real estate finance and asset and risk management, including as a senior credit officer at Citibank, N.A. Mr. Cahill holds a Bachelor of Arts degree in Urban Studies from Saint Peters College.
Mr. Stelzl acquired financial experience and exposure to accounting and financial issues during his 14 years on the Executive Committee and/or the Investment Committee of Colony Capital, LLC. Mr. Stelzl holds a Bachelor of Arts from Rice University and a Masters of Business Administration from the Harvard Business School.
Pre-Approval Policies and Procedures
In February 2004, the Audit Committee adopted a revised policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by our external auditors, including the use of our external auditors for financial information system design and implementation assignments.
External Auditor Service Fees (By Category)
From time to time, Deloitte & Touche also provides us with consulting and other non-audit services. In February 2005, the Audit Committee adopted a revised policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by our external auditors, including the use of BPC’s external auditors of financial information system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte & Touche to BPC for the fiscal years ended December 31, 2005 and 2004:

Service Performed	2005	2004

Audit and Audit-related services
Consolidated, subsidiary and property level financial statements(1)(2)	$1,965,000	$1,020,000
Accounting consultations in connection with transactions and accounting and reporting standards(3)	710,000	205,000
S-OX 404 Readiness	200,000	20,000
Quarterly reviews(4)	175,000	140,000
Prospectuses and other securities filings	83,000	97,000
Other	—	10,000
Tax
Tax compliance	300,000	295,000
Advisory	160,000	120,000

Total fees	$3,593,000	$1,907,000

Notes:

(1)	Included in this amount is $105,000 (2004 — $80,000), respectively, relating to the audits of BPO Properties Ltd., which is listed on the Toronto Stock Exchange.

(2)	Included in this amount is $915,000 (2004- $262,500), related to audit of joint ventures of which the company’s share is $309,000 (2004- $140,000)

(3)	Included in this amount is $460,000 (2004- Nil) related to accounting consultations in connection with transactions and accounting and reporting standards of joint ventures, of which the company’s share is $115,000 (2004- Nil)

(4)	Included in the 2005 and 2004 quarterly review fees are $62,500 and $45,000, respectively, relating to the review of BPO Properties Ltd.
Audit fees include fees that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
Audit-related fees are paid for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: audits required by lenders, joint venture agreements, tenants and employee benefit plan requirements, accounting consultations and audits in connection with potential transactions, internal control reviews and consultation concerning financial accounting and reporting standards.
Tax fees consist of services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.
The Audit Committee of the board of directors has received representations from Deloitte & Touche regarding their independence and has considered the relations described above in arriving at its determination that Deloitte & Touche are independent of Brookfield Properties.
ADDITIONAL INFORMATION
Additional information relating to directors’ and executive officers’ remuneration and indebtedness, the principal holders of our securities, securities authorized for issuance under equity compensation plans and interests of management and others in material transactions, is set out in pages 2 through 20 of our Management Proxy Circular dated March 15, 2006. Additional financial information is also provided in the consolidated financial statements in our Annual Report for the year ended December 31, 2005. Our 2005 Annual Report also contains, in pages 15 through 51, the Management’s Discussion and Analysis of our financial condition and results of operations for the year ended December 31, 2005, which is incorporated herein by reference.
You may access other information about us, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on Brookfield Properties’ Web site at www.brookfieldproperties.com.

APPENDIX A — SUBSIDIARIES
     As of March 15, 2006, Brookfield beneficially owned, directly or indirectly, the percentage interest of the voting and non-voting securities of the subsidiaries listed below. Certain subsidiaries, each of which represent not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of Brookfield, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of Brookfield at March 15, 2006, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

	Percentage		Property(including Percentage Interest if less than 100%)
Subsidiary	Interest		/Line of Business

Brookfield Properties Ltd.	100%		Property Management Company, BCE Place, Bay-Wellington Tower,
			Toronto and TD Canada Trust Tower, Toronto (50%)
BCE Place (Wellington) Limited	100%		Head Lease, BCE Place, Bay-Wellington Tower, Toronto
Galleria Concourse Operations Inc	75%		Head Lease, BCE Place, Retail and Parking, Toronto
CT Tower Investments Inc.	50%		Head Lease, BCE Place, TD Canada Trust Tower, Toronto
Carma Ltd.	100%		Holding Company
Carma Developers LP	100%		Land Development and Housing Company
Brookfield Properties, Inc.	100%		Holding Company
Carma Inc.	100%		Land Development and Housing Company
Brookfield Properties (US) Inc.	100%		Holding Company
Brookfield Commercial Properties Inc.	100%		Holding Company
Brookfield Properties (US) LLC	100%		Property Management
Brookfield Republic Plaza LLC	100%		Republic Plaza, Denver
Brookfield Properties One Bethesda Co. LLC	100%		One Bethesda Center, Bethesda, Maryland
MCC Mortgage L.P.	98%		33 South 6th Street Minneapolis City Center, Minneapolis
Brookfield Market Inc.	100%		Gaviidae Common Phase I, Minneapolis
DB Holdings, Inc./Brookfield DB Inc.	100%		Dain Rauscher Plaza, Minneapolis Gaviidae Common Phase II, Minneapolis
Brookfield Properties Holdings Inc.	100%		Holding Company
Brookfield Financial Properties, L.P.	99.4%		Property Management and Holding Company
WFP Tower A Co. L.P.	99.4%		One World Financial Center, New York
WFP Tower B Co. L.P.	99.4%		Two World Financial Center, New York
BFP Tower C Co. LLC	99.4%		Three World Financial Center, New York (51%)
WFP Tower D Co. L.P.	50.7%		Four World Financial Center, New York
BFP One Liberty Plaza Co. LLC	99.4%		One Liberty Plaza, New York
BFP 245 Park Co. LLC	50.7%		245 Park Avenue, New York
200 Broadway Joint Venture Co. LLC	99.4%		200 Broadway, New York
BFP 300 Madison II LLC	99.4%		300 Madison Avenue, New York
WFP 53 State Street Co. L.P.	50.7%		53 State Street, Boston
WFP 75 State Street Co. L.P.	50.7%		75 State Street, Boston
BFP 1625 Eye Co. LLC	99.4%		1625 Eye Street, Washington, D.C.
BFP 701 9th Co. LLC	99.4%		701 9th Street, Washington, D.C.
BFP Potomac Tower Co. LLC	99.4%		Potomac Tower, Arlington, Virginia
West 31st Street, Inc.	100%		401 West 31st Street
BPO Properties Ltd.	89%		Holding Company
70 York Street Limited	89%		70 York Street (HSBC Building), Toronto
6451217 Canada Inc.	89%		74 York Street, Toronto
6447376 Canada Inc.	89%		76 York Street, Toronto
Gentra Canada Investments Inc.	89%		20-22 Front Street West, Toronto
Exchange Tower Limited	89%		335 & 347 Bay Street, Toronto (50%)
			Bay-Adelaide Centre, Toronto (50%)
			Exchange Tower, Toronto (50%)
1452917 Ontario Limited/1262004 Ontario
Limited/1263448 Ontario Limited	89%		Queen’s Quay Terminal, Toronto
1464255 Ontario Limited	89%		Hudson’s Bay Centre, Toronto (25%)
1523605 Ontario Limited	89%		105 Adelaide Street West, Toronto
2012769 Ontario Limited	89%	}
The Atrium On Bay Inc.	44.5%		Atrium On Bay, Toronto (50%)
Bay Street Canada Holdings Company	44.5%
Brookfield Properties (Vancouver) Inc./3744469 Canada
Inc./3945863 Canada Inc./607201 B.C. Ltd.	89%		Royal Centre, Vancouver
Brookfield Properties (Bankers Hall) Ltd.	89%		Bankers Hall, Calgary (50%)

	Percentage	Property(including Percentage Interest if less than 100%)
Subsidiary	Interest	/Line of Business

Brookfield Properties (RBB) Ltd.	89%	Royal Bank Building, Calgary (50%)
PCC Properties (Calgary) Ltd.	89%	Petro-Canada Centre, Calgary (50%)
Fifth Avenue Place (Calgary) Ltd.	89%	Fifth Avenue Place, Calgary (50%)
Brookfield Properties Management Corporation	89%	Property Management Company
BPO Real Estate Corporation	89%	Holding Company
BPO Value Add Trust	89%
BPO (840-7th Ave.) Ltd.	89%	840 — 7th Avenue SW, Calgary (25%)
BPO (MFT) Ltd.	89%	McFarlane Tower, Calgary (25%)
BPO (FRA) Ltd.	89%	Franklin Atrium, Calgary (25%)
BPO (Altalink) Ltd.	89%	Altalink Place, Calgary (25%)
BPO (MRP) Ltd.	89%	Mount Royal Place, Calgary (25%)
BPO (FRB) Ltd.	89%	Franklin Building, Calgary (25%)
BPO Real Estate (St. Mary) Ltd.	89%	330 St. Mary Avenue, Winnipeg (25%)
BPO Real Estate (Hargrave) Ltd.	89%	175 Hargrave Street, Winnipeg (25%)
BPO (ALTC) Ltd.	89%	Altius Centre, Calgary (25%)
BPO (Western B) Ltd.	89%	Canadian Western Bank Place, Edmonton (25%)
BPO (ENB) Ltd.	89%	Enbridge Tower, Edmonton (25%)
BPO (Ontario VA) Ltd.	89%	2200 & 2204 Walkley, Ottawa (25%), Acres House,
		Niagara Falls (25%), 2/24 St. Clair Ave. W.,
		Toronto (25%), 18 King Street East, Toronto (25%),
		40 St. Clair Ave. W., Toronto (25%)
BPO Core Trust	89%
BPO (GCS) Ltd.	89%	Gulf Canada Square, Calgary (25%)
BPO (Ontario Core) Ltd.	89%	Place de Ville I, Ottawa (25%), Place de Ville
		II, Ottawa (25%), Jean Edmonds Tower, Ottawa (25%),
		Maritime Life Tower, Toronto (25%),
		Yonge/Richmond Centre, Toronto (25%)
1445750 Ontario Inc.	89%	Holding Company
2072790 Ontario Inc.	22.25%	Holding Company
First Place Tower Brookfield Properties Inc.	22.25%	First Canadian Place, Toronto
Brookfield Properties (PI) Inc.	22.25%	Winnipeg Parking Lots (25%)
O&Y PDV III Inc.	22.25%	Place De Ville
2072792 Ontario Inc.	22.25%	Holding Company for certain O&Y acquisition related liabilities
		and assets
BPO GP Trust	89%
BPO Properties Bay Adelaide LP / BPO Ontario Properties Ltd.	89%	Bay-Adelaide Centre, Toronto (50%), 335 & 337 Bay Street, Toronto (50%)
BPO Properties 74 York LP	89%	74 York Street, Toronto (50%)
BPO Properties 76 York LP	89%	76 York Street, Toronto (50%)
Brookfield FMS Ltd.	100%	Holding Company
Brookfield Lepage Johnson Controls Facility Management Services LP	40%	Facilities Management
Brookfield Homes Holdings Ltd	100%	Holding Company
Brookfield Homes (Ontario) Limited	100%	Land Development and Housing Company
Brookfield Residential Services Ltd.	100%	Condominium Management

APPENDIX B —COMMERCIAL PROPERTIES BY REGION
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. Our portfolio comprises 66 commercial properties totaling 48 million square feet and 10 development sites totaling over 8 million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City, and BCE Place in Toronto.
UNITED STATES

						Effective	Brookfield’s
						Ownership	Effective
	Number of	Leased	Office	Retail/Other	Leasable Area	Interest	Interest
	Properties	%	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.

New York
World Financial Center
One	1	87.0	1,520	108	1,628	100	1,628
Two	1	100.0	2,455	36	2,491	100	2,491
Three	1	81.5	1,179	53	1,232	100	1,232
Four	1	100.0	1,711	89	1,800	51	917
Retail		67.6	—	295	295	100	295
One Liberty Plaza	1	94.2	2,194	20	2,214	100	2,214
245 Park Avenue	1	99.5	1,630	62	1,692	51	863
300 Madison Avenue	1	100.0	1,089	5	1,094	100	1,094
Development
401 West 31st Street	1	—	2,500	—	2,500	100	2,500
Other	1	49.1	—	7	7	50	4

	9	94.9	14,278	675	14,953		13,238
Boston
53 State Street	1	86.6	1,091	70	1,161	51	592
75 State Street	1	100.0	742	260	1,002	51	511
2 92.1 1,833 330 2,163 1,103 Washington, D.C.
1625 Eye Street	1	96.2	374	197	571	100	571
701 9th Street	1	100.0	340	207	547	100	547
Potomac Tower	1	100.0	236	203	439	100	439

	3	98.5	950	607	1,557		1,557
Denver
Republic Plaza
Office	1	86.2	1,247	—	1,247	100	1,247
Development and other	2	—	1,300	548	1,848	100	1,848
Trade Center	2	87.9	767	43	810	100	810

	5	86.9	3,314	591	3,905		3,905
Minneapolis
33 South Sixth Street	2	86.2	1,082	695	1,777	100	1,777
Dain Plaza	2	90.4	593	638	1,231	100	1,231

	4	87.9	1,675	1,333	3,008		3,008

Subtotal United States	23	93.1	22,050	3,536	25,586		22,811

CANADA

						Effective	Brookfield's
						Ownership	Effective
	Number of	Leased	Office	Retail/Other	Leasable Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.

Toronto
BCE Place
Bay Wellington Tower	1	91.3	1,296	42	1,338	100	1,338
TD Canada Trust Tower	1	98.1	1,126	17	1,143	50	572
Retail, parking and office	2	98.4	136	809	945	75	704
First Canadian Place	1	94.7	2,409	372	2,781	25	695
Exchange Tower Block	2	93.1	1,136	257	1,393	58	812
Atrium on Bay	1	89.4	914	327	1,241	50	621
Hudson Bay Centre	1	87.4	536	556	1,092	25	273
2 Queen St. E	1	91.5	448	97	545	25	136
Queens Quay Terminal	1	97.5	428	75	503	100	503
151 Yonge St.	1	100.0	289	82	371	25	93
18 King St. E	1	87.9	219	33	252	25	63
2 St. Clair Ave. W	1	90.6	210	90	300	25	75
HSBC Building	1	100.0	188	37	225	100	225
40 St. Clair Ave. W	1	93.4	117	32	149	25	37
Developments
Bay Adelaide Centre	3		2,500		2,500	100	2,500
BCE Place III	1		800		800	65	520

	20	93.4	12,752	2,826	15,578		9,167
Calgary
Bankers Hall	3	99.5	1,943	750	2,693	50	1,347
Petro Canada Centre	2	99.9	1,707	245	1,952	50	976
5th Avenue Place	2	99.9	1,428	255	1,683	50	842
Gulf Canada Square	1	97.4	1,052	93	1,145	25	286
Altius Centre	1	99.5	303	75	378	25	95
840 - 7th Ave. SW	1	97.7	250	37	287	25	72
McFarlane Tower	1	99.3	233	44	277	25	69
Franklin Atrium	1	88.0	143	102	245	25	61
Altalink Place	1	100.0	77	28	105	25	26
Mount Royal Place	1	96.0	54	28	82	25	20
Franklin Building	1	100.0	51	38	89	25	22
Development
Bankers Court	2	—	500	—	500	50	250

	17	99.1	7,741	1,695	9,436		4,066
Ottawa
Place de Ville I	2	100.0	558	531	1,089	25	272
Place de Ville II	2	99.3	577	466	1,043	25	261
Jean Edmonds Towers	2	99.9	528	117	645	25	161
2204 Walkley	1	100.0	104	—	104	25	26
2200 Walkley	1	100.0	54	—	54	25	14
Development
Place de Ville III	1	—	500	—	500	25	125

	9	99.7	2,321	1,114	3,435		859
Other Commercial
Royal Centre, Vancouver	1	93.0	493	360	853	100	853
Canadian Western Bank, Edmonton	1	93.3	372	124	496	25	124
Enbridge Tower, Edmonton	1	98.3	178	34	212	25	53
330 St. Mary Avenue, Winnipeg	1	89.3	143	34	177	25	44
175 Hargrave Street, Winnipeg	1	71.0	69	5	74	25	19
4342 Queen Street, Niagara Falls	1	91.2	149	60	209	25	52
Other	1	96.0	71	3	74	100	74

	7	92.3	1,475	620	2,095		1,219

Subtotal Canada	53	95.9	24,289	6,255	30,544		15,311

Total portfolio	76	94.6	46,339	9,791	56,130		38,122

Less: non-controlling interests							(1,485)

Brookfield’s net effective ownership interest							36,637

APPENDIX C — AUDIT COMMITTEE CHARTER
A committee of the board of directors of the Corporation to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:
Membership and Chairperson
Following each annual meeting of shareholders, the board of directors of the Corporation (the “Board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate, or agree to become Financially Literate within a reasonable period of time following appointment, and at least one Member will be an Audit Committee Financial Expert. Members may not serve on three or more other public company audit committees, except with the prior approval of the Board. The Board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.
Responsibilities
The Committee shall:
(a)	be directly responsible for overseeing the work of the external auditor of the Corporation engaged for the purpose of preparing or issuing an auditor’s report or providing other audit, review or attest services to the Corporation (the “auditor”);

(b)	require the auditor to report directly to the Committee;

(c)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend to the Board the auditor who should be nominated for appointment or re-appointment by the shareholders;

(d)	where appropriate, recommend to the Board that the shareholders terminate the auditor;

(e)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

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(f)	review the terms of the auditor’s engagement and recommend to the Board the compensation of the auditor;

(g)	at least annually, obtain and review a report by the auditor describing:
•	the auditor’s internal quality-control procedures; and

•	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;
(h)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission, and confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

(i)	review and evaluate the lead partner of the auditor;

(j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the audit firm;

(k)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:
•	planning and staffing of the audit;

•	any material written communications between the auditor and management;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	whether or not the auditor has received the full co-operation of management of the Corporation;

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

•	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

BROOKFIELD PROPERTIES CORPORATION	2

•	all critical accounting policies and practices to be used by the Corporation;

•	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

•	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 5135.099 and 5136.28 of the CICA Handbook and the United States Securities Exchange Act of 1934.
(l)	pre-approve any non-audit service to be provided to the Corporation or any of its subsidiaries by the auditor in accordance with applicable law. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services to the extent permitted by applicable law. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval. The Committee may also adopt specific policies and procedures for the engagement of non-audit services provided these policies and procedures are detailed as to the particular services, mandate that the Committee be informed of each non-audit service and do not include the delegation of the Committee’s responsibilities to management;

(m)	resolve any disagreements between management and the auditor regarding financial reporting;

(n)	prior to the disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:
•	audited annual financial statements, in conjunction with the report of the auditor;

•	interim financial statements;

•	annual and interim earnings press releases;

•	annual and interim management’s discussion and analysis of financial condition and results of operation;

•	reconciliations of the annual or interim financial statement; and

•	all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);
(o)	discuss press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such

BROOKFIELD PROPERTIES CORPORATION	3

review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(p)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

(q)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(r)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(s)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of significant deficiencies and material weaknesses in internal control over financial reporting;

(t)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(u)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the person in charge of the Corporation’s internal audit function and review the significant reports to management prepared by the internal auditor and management’s responses;

(v)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

(w)	establish and periodically review the procedures for the receipt, follow-up, retention and treatment of complaints received by the Corporation about accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(x)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(y)	review periodically, the status of taxation matters of the Corporation;

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(z)	review and approve the Corporation’s policies for hiring partners and employees and former partners and employees of the present auditor and any former auditors of the Corporation;

(aa)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation; and

(bb)	consider other matters of a financial nature as directed by the Board.
Reporting
  The Committee will regularly report to the Board on:
•	the auditor’s independence;

•	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function department;

•	the adequacy of the Corporation’s internal controls and disclosure controls;

•	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•	its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

•	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
Review and Disclosure
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s Web site and the annual report of the Corporation will state that this Charter is available on the Web site or is available in print to any shareholder who requests a copy.

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Assessment
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.
Access To Outside Advisors And Senior Management
The Committee may retain any outside advisor at the expense of the Corporation, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
Meetings
Meetings of the Committee may be called by any Member, the Chairman of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Canada Business Corporations Act and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.
Notice of each meeting shall be given to the auditor, each Member, and to the Chairman of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally, in person or by telephone, by letter, by facsimile or other electronic means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of management to attend any or all meetings.
Definitions
Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:
“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, its parent or a subsidiary corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, a director will be deemed to have a material relationship if he or she has one of the following

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relationships with the Corporation (which in each case below must be read as including a parent company or subsidiary of the Corporation):
(a)	the director is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last 3 years an executive officer) of the Corporation. A director is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Corporation, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

(b)	the director (a) is a partner of or is employed by the Corporation’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit within that time; or (c) has a spouse, minor child or a child who lives in the director’s home and who (i) is a partner of the Corporation’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit during that time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

(c)	the director is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Corporation’s current executive officers serve or served at the same time on the compensation committee of that entity;

(d)	the director has (or an immediate family member who is employed as an executive officer of the Corporation has) received more than Cdn. $75,000 in direct compensation from the Corporation in any 12-month period within the last three years, other than (a) fees for acting as a director or committee member, including as the Chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation, if receipt is not contingent in any way on continued service; or

(e)	the director is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years, made payments to, or received payments from, the Corporation in excess of the greater of US $1 million and 2% of the other company’s consolidated gross revenues.

For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Corporation or not) who performs a policy-making function in respect of the Corporation, and the term “immediate family member” means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers and sisters-in-law and anyone (other than a domestic employee) who lives in the director’s home.

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Additionally, members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:
(a)	the director cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than (a) fees for acting as a director, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the director if it is received by (a) the director’s spouse, a minor child or a child who lives in the director’s home; or (b) an entity in which the director is a partner, a member or an officer (such as a managing director or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its subsidiaries, unless the director is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

(b)	the director cannot be an affiliated entity of the Corporation or any of its subsidiaries.
For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Corporation. In addition, an individual is himself or herself an affiliated entity of the Corporation if the individual holds any of the following positions with an affiliated entity: a director who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Corporation, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation will be deemed not to control the Corporation if the individual is not an executive officer of the Corporation.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Audit Committee Financial Expert” means a person who has the following attributes:
(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;

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acquired through any one or more of the following:
(a)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)	other relevant experience.

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